04021629

RECD S.E.C.

APR 8 2004

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Bayview Financial Securities Company, LLC
(Exact Name of Registrant as Specified in Charter)

0001221293
(Registrant CIK Number)

PROCESSED
APR 09 2004
THOMSON
FINANCIAL

Form 8-K for April 8, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-104181
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

104869 Bayview 2004-A
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on April 8, 2004.

BAYVIEW FINANCIAL SECURITIES COMPANY, LLC

By: ________________________________
Name: Stuart Waldman
Title: Vice President

Exhibit Index

202-628-2759
202-628-1131
-628-1129

ITR 3,4,5,144

Paper Filings		
Company on Watch+	**Docs**	**Client**
American Capital Strategies	144	Arnold & Porter
Citizens Communications Co.	ALL incl ITR	Fleischman & Walsh
EQK Realty Investors I	ALL incl ITR	Gilman & Pastor
~~Haggar Corp~~	144	Vinson Elkins
Hanover Direct	ITR X	Brown Raysman & Millstein
~~Kohls Corp~~ Kohls Corp	ITR X	Godfrey & Kahn
Maxcor Financial Group	ALL incl ITR	Skadden Arps
Panhandle Eastern Pipeline Co.	ALL incl ITR	Fleischman & Walsh
Price Communications	ALL incl ITR	Proskauer & Rose
Southern Union	ALL incl ITR	Fleischman & Walsh
~~SPECIAL *fedex 002117436~~	~~Sec. 16 Letters~~	~~Goodwin Proctor~~
~~SPECIAL *fedex 002117436~~	~~Rule 144/145~~	~~Goodwin Proctor~~
~~United Investors Life Insurance~~	~~40 Act Exempt~~ App	~~Dechert Price Rhoads~~
~~Waste Management Inc~~ ON HOLD	~~ALL incl ITR~~	~~Luxury Properties~~ Inc.
~~Western Wireless Corp~~	144	Western Wireless Corp
~~Any property/real estate~~ LLC	~~REG D~~	Bob Stanger

~~up to part~~ C

JAmi - X 4936

MARVIN - 4938

4933 BRIAN

4930 PAT

Received
Thomson Corp.

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

BAYVIEW FINANCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-F

ABS New Transaction

Computational Materials

$[448,875,000] (approximate)
BayView Financial
Mortgage Pass-Through Certificates,
Series 2004-A

BAYVIEW FINANCIAL
TRADING GROUP

Wells Fargo Bank, N.A.
Master Servicer

Wachovia Bank
Trustee

April [2], 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

[$448,875,000]

(APPROXIMATE, SUBJECT TO +/- 10% VARIANCE)

BAYVIEW FINANCIAL

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-A

MORTGAGE BACKED SECURITIES

Wells Fargo Bank, N.A., Master Servicer

Senior / Subordinate REMIC Certificates

One Month LIBOR Available Funds Floaters -No Hard Cap – Act/360 – No Delay

BAYVIEW FINANCIAL TRADING GROUP

Class	Approximate Size ($)	Initial Coupon(1)	WAL 35% Call (2)	WAL 10% Call (3)	Payment Window to Call (3)	Initial Credit Support (4)	Legal Final Maturity (5)	Expected Ratings (4) Fitch /Moody's/S&P
A-IO (6)	Notional	Variable	N/A	N/A	Apr04 - Sep12	15.00%	9/06	AAA/Aaa/AAA
A	393,750,000.00	1mL + [ ]%	2.13	2.90	Apr07 - Sep12	15.00%	1/45	AAA/Aaa/AAA
M-1	22,500,000.00	1mL + [ ]%	3.65	5.86	Apr07 - Sep12	10.00%	1/45	AA/Aa2/AA
M-2	4,500,000.00	1mL + [ ]%	3.65	5.86	Apr07 - Sep12	9.00%	1/45	AA-/Aa3/AA-
M-3	10,500,000.00	1mL + [ ]%	3.65	5.86	Apr07 - Sep12	6.67%	1/45	A/A2/A
M-4	4,500,000.00	1mL + [ ]%	3.65	5.86	Apr07 - Sep12	5.67%	1/45	A-/A3/A-
B-1	4,125,000.00	1mL + [ ]%	3.65	5.86	Apr07 - Sep12	4.75%	1/45	BBB+/Baa1/BBB+
B-2	9,000,000.00	1mL + [ ]%	3.65	5.86	Apr07 - Sep12	2.75%	1/45	BBB/Baa2/BBB
X(8)	$0	NA	(7)	(7)	(7)	NA	NA	NR
F(9)	$0	NA	(7)	(7)	(7)	NA	NA	NR
P(10)	$0	NA	(7)	(7)	(7)	NA	NA	NR
R(11)	$0	NA	(7)	(7)	(7)	NA	NA	NR

(1) Each variable rate class (the "LIBOR Certificates"), other than the Class A-IO Certificates, will accrue interest at rate of One Month LIBOR plus a specified margin. The margin on the Class A Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 10% Optional Termination may be exercised. Each Class of LIBOR Certificates is subject to the applicable Available Funds Cap, as described on page 10. One Month LIBOR for the first accrual period will be determined two business days prior to the Closing Date. The Class A-IO Certificates will have a coupon as described on page 13.

(2) All Classes of Certificates will be subject to a 35% Auction Call. The weighted average life to the 35% Call assumes: (i) prepayments occur at 21% CPR, (ii) the 35% call is exercised on the first eligible Distribution Date and (iii) bonds pay on the 28th of each month beginning in April 2004.

(3) The weighted average lives to 10% Call assume: (i) prepayments occur at 21% CPR, (ii) the 10% Optional Call is exercised and (iii) bonds pay on the 28th of each month beginning in April 2004.

(4) Assumes Over-collateralization ("O/C") has built to 2.75% target. Initial Credit Support equals (i) the percentage of bonds (as a product of the mortgage loan balance) subordinate to such Class plus (ii) the overcollateralization target. The overcollateralization target is assumed to be 2.75%. The overcollateralization amount on the Closing date will equal 0.25% of the Cut-Off Date collateral balance. Rating levels are subject to final approval.

(5) The legal final maturity date was determined by adding one year to the date of the last maturing loan for all Certificates except the Class A-IO Certificates. The legal final maturity date for the Class A-IO Certificates is the 30th Distribution Date.

(6) The Class A-IO will be entitled to receive payments of interest only based on a variable notional amount as described on page 13.

(7) The Class X, Class F, Class P and the Class R Certificates are not offered hereby.

(8) The Class X Certificates represent the entitlement to certain remaining cash flows in respect of the mortgage loans following payment of principal and interest in respect of the Offered Certificates, the Class F Certificates and the Class P Certificates, as described herein.

(9) The Class F Certificates are entitled to an amount payable on a monthly basis at an annualized rate equal to the product of (A) the greater of (i) [3.25%] minus the current one-month LIBOR ("LIBOR") rate and (ii) zero and (B) the actual balance of fixed rate and balloon loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than or equal to forty-eight months.

(10) The Class P Certificates are entitled to all prepayment penalty distributions.

(11) The Class R Certificates are a non-economic REMIC tax residual.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management	
Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chang	(212) 449-1701
Sonia Lee	(212) 449-5067
Amanda de Zutter	(212) 449-0425
Trading	
Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Research	
Glenn Costello	(212) 449-4457
Rating Agencies	
Fitch	
Stephen Lei	(212) 908-0778
Moody's	
Christine Lachnicht	(212) 553-4586
S&P	
Bridget Steers	(212) 438-2610

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE SCHEDULED COLLATERAL BALANCES AS OF MARCH 1, 2004 (THE "STATISTICAL CALCULATION DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

Title of Offered Certificates	BayView Financial ("BAYV"), Mortgage Pass-Through Certificates, Series 2004-A, consisting of: Class A and Class A-IO Certificates, (collectively, the "Senior Certificates"), Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates (collectively, the "Subordinate Certificates"). The Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates are collectively referred to as the "LIBOR Certificates." The Class A-IO Certificates are also referred to as the "Interest-Only Class."
Lead Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Citigroup Global Markets Inc., GMAC RFC Securities and Lehman Brothers Inc.
Depositor	BayView Financial Securities Company, LLC
Seller	BayView Financial Trading Group, L.P.
Master Servicer	Wells Fargo Bank, N.A.

Servicers

M & T	84.40%
Interbay	13.51%
Washington Mutual	0.64%
GMAC Mortgage Corporation	0.56%
Citimortgage	0.53%
Aurora Loan Services Inc.	0.36%

Servicing Advances	The Servicers are required under the servicing agreements to advance delinquent payments of principal and interest on all Mortgage Loans in the trust, to the extent that such advances are expected to be ultimately recoverable from the related Mortgage Loan.
Trustee	Wachovia Bank, National Association
Cut-Off Date	[March 1, 2004]
Pricing Date	On or about April [4], 2004
Closing Date	On or about April [8], 2004
Distribution Dates	Distribution of principal and interest on the certificates will be made on the 28th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in April 2004.
ERISA Considerations	As of the Closing Date, the Senior Certificates will be eligible for purchase by employee benefit plans and other plans and arrangements that are subject to Section 4975 of the Internal Revenue Code, subject to certain conditions. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. The Subordinate Certificates will not be ERISA eligible.
Legal Investment	The offered certificates will not constitute "mortgage-related securities" for the purposes of SMMEA.
Tax Status	For federal income tax purposes, multiple elections will be made to treat specified portions of the

Trust Fund as "real estate mortgage investment conduits" (each, a "REMIC").

Auction Call

On the first Distribution Date on or after the date on which the aggregate principal balance of the LIBOR Certificates is less than 35% of the aggregate principal balance of the LIBOR Certificates as of the Closing Date ("the Initial Certificate Balance"), the Trustee will solicit bids in a commercially reasonable manner for purchase of the Mortgage Loans and other property of the Trust for a price not less than the Minimum Bid Price. The Trustee will not sell the assets of the Trust unless it has received at least three bids and at least one such bid is for not less than the Minimum Bid Price. This process will be repeated every three months until the Minimum Bid Price is received.

The Trustee will be reimbursed for the costs of such sale before the proceeds are paid to Securityholders.

Minimum Bid Price

The "Minimum Bid Price" will equal the sum of (i) the aggregate unpaid principal balance of the Mortgage Loans, (ii) interest accrued and unpaid on the Mortgage Loans, (iii) the fair market value of all other property of the Trust Fund and (iv) any unpaid servicing advances, fees and expenses of the Master Servicer, the Servicers and the Trustee and (iv) a termination amount payable in respect of the Class A-IO Certificates.

In the event that satisfactory bids are received, the net sale proceeds will be distributed to the Certificateholders in the same order of priority as interest and principal distributions. If satisfactory bids are not received, the Trustee shall decline to sell the Mortgage Loans and the process will be repeated every three months until the Minimum Bid Price is received.

Optional Termination

On the Distribution Date on which the current collateral balance is less than 10% of the Cut-Off Date collateral balance, if the property of the Trust has not been sold as described above, the holder of the Class X Certificate and the Master Servicer will, as provided in the Pooling and Servicing Agreement, have the option to purchase the Mortgage Loans and all other property of the Trust Fund at a price equal to the sum of (a) the greater of (1) the aggregate unpaid principal balance of the Mortgage Loans and (2) the fair market value of the Mortgage Loans without regard to accrued interest, (b) interest accrued and unpaid on the Mortgage Loans, (c) any unpaid servicing advances with respect to the Mortgage Loans and (d) the fair market value of all other property of the Trust Fund.

Pricing Prepayment Speed

[21%] constant prepayment rate ("CPR")

Mortgage Loans

The mortgage pool will consist of fixed rate and adjustable rate, first lien, mortgage loans ("Mortgage Loans") having an aggregate stated principal balance as of the Cut-Off Date of $450,001,760.74:

- $279,551,367.80 principal balance of fixed rate mortgage loans
- $170,450,392.94 principal balance of adjustable rate mortgage loans

Approximately 16.05% of the aggregate principal balance of the mortgage loans as of the Cut-off Date will be covered by primary mortgage insurance or will be VA, FHA or FMHA insured.

Total Deal Size

Approximately [$448,875,000]

Administrative Fees

The Servicers, Master Servicer, Trustee and Custodian will be paid fees aggregating approximately 77.99 bps per annum (payable monthly) on the stated principal balance of the Mortgage Loans.

Servicing Fee

Approximately 75.74 bps per annum on the aggregate principal balance of the mortgage loans, payable monthly.

Master Servicing Fee 1.50 bps per annum of the collateral balance

Trustee Fee 0.50 bps per annum of the collateral balance

Custodian Fee 0.25 bps per annum of the collateral balance

Credit Enhancements

1. Excess interest
2. Over-Collateralization
3. Subordination
4. Reserve Fund

Excess Interest Excess interest cashflow will be available as credit enhancement.

A percentage of Excess Interest ("Available Excess Interest") will be available on each Distribution Date to build Over-Collateralization. For each Distribution Date from [April 2004 to March 2005], Available Excess Interest will equal 50% of Excess Interest (ie.: twelve month 50% "excess spread holiday"); thereafter, Available Excess Interest will equal 100% of Excess Interest. For every Distribution Date, Available Excess Interest will be applied as principal on each Distribution Date in reduction of the Class Principal Balances of the LIBOR Certificates to build and maintain the Over-Collateralization Amount, as described herein. The amount of Available Excess Interest will vary over time based on the prepayment and default experience of the Mortgage Loans, whether the Servicer advances on delinquent Mortgage Loans (including the non-performing Mortgage Loans), and variations in the underlying indices on the Adjustable Rate Mortgage Loans.

Over-Collateralization Available Excess Interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Over-Collateralization or "O/C").

The "Target O/C Amount" or "O/C Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 2.75% of the original collateral balance. On or after the Stepdown Date and on any Distribution Date for which a Trigger Event is not in effect, the O/C Target is equal to the greater of (i) 5.50% of the current Collateral Balance and (ii) 0.50% of the original Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the O/C Target will be equal to the O/C Target for the immediately preceding Distribution Date.

On the Closing Date, Initial O/C is expected to be approximately 0.25% of the Cut-Off date collateral balance. The O/C Floor will be equal to 0.50% of the Cut-Off Date Balance.

Initial: 0.25% of original balance
Target: 2.75% of original balance before stepdown, greater of 5.50% of currrent balance or 0.50% of original collateral after stepdown
Floor: 0.50% of original balance

Subordination:
[1] includes O/C target

Classes	Rating (F/M/S)	Subordination [1]
Class A	AAA/Aaa /AAA	15.00%
Class M-1	AA/Aa2 /AA	10.00%
Class M-2	AA-/Aa3/AA-	9.00%
Class M-3	A/A2/A	6.67%
Class M-4	A-/A3/A-	5.67%
Class B-1	BBB+/Baa1/BBB+	4.75%
Class B-2	BBB/Baa2/BBB	2.75%

Initial Class Sizes:

Classes	Rating (F/M/S)	Class Sizes
Class A	AAA/Aaa /AAA	87.50%
Class M-1	AA/Aa2 /AA	5.00%
Class M-2	AA-/Aa3/AA-	1.00%
Class M-3	A/A2/A	2.33%
Class M-4	A-/A3/A-	1.00%
Class B-1	BBB+/Baa1/BBB+	0.92%
Class B-2	BBB/Baa2/BBB	2.00%

Reserve Fund

A Reserve Fund will be created for the benefit of the LIBOR Certificate holders that will be funded by interest rate cap payments received under the Cap Agreement, as defined herein.

Priority of Funding the Reserve Fund

The Reserve Fund will be funded by interest rate cap payments received under the Cap Agreement for each Distribution Date falling in May 2004 through April 2014. On a monthly basis, interest rate cap payments received under the Cap Agreement will be paid as follows:

1. To pay any Current Interest Shortfalls on the LIBOR Certificates;
2. To pay any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls on the LIBOR Certificates;
3. To pay any current period losses;
4. To pay any Deferred Principal Amounts to the Subordinate Certificates;
5. To pay the Reserve Fund any remaining amounts up to the Reserve Fund Target, as defined herein; and
6. To pay any remaining amounts to the holder of the Class X Certificate.

After the Distribution Date in [April 2014] (month 121) the Cap Agreement expires and the Reserve Fund will only be available to the LIBOR Certificate holders to the extent there is a remaining balance in the Reserve Fund.

On a monthly basis, amounts on deposit in the Reserve Fund will be available to absorb portfolio losses. Amounts on deposit in the Reserve Fund will be applied to losses before losses are absorbed by O/C or the LIBOR Certificates.

Reserve Fund Target

The "Reserve Fund Target" with respect to each Distribution Date will be equal to the greater of (1) the O/C Target Balance in effect for such Distribution Date, less the current O/C Amount after giving effect to all distributions and losses for that month and (2) zero.

Accrued Interest

The Certificates will settle flat.

Interest Accrual

Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date.

Delay Days

0 days, bonds settle flat.

Day Count

With respect to all Certificates, excluding the Class A-IO Certificates, Actual/360. With respect to the Class A-IO Certificates, 30/360 days.

Due Period

With respect to any Distribution Date is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Registration	The Offered Certificates will be available in book-entry form through DTC.
Denominations	LIBOR Certificates: Minimum of $25,000, and multiples of $1 in excess thereof. Class A-IO Certificates: Minimum of $1,000,000 and multiples of $1 in excess thereof.
Clearing	DTC, Euroclear or Clearstream
Principal Distribution Amount ("PDA")	The Principal Distribution Amount with respect to any Distribution Date will be equal the Principal Remittance Amount for such date minus the O/C Release Amount, if any, for such date.
Principal Remittance Amount	Principal Remittance Amount with respect to any Distribution Date will be equal, in general, to the sum of (i) all principal collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, (ii) all prepayments in full or in part received during the applicable Prepayment Period, (iii) the portion of the purchase price allocable to principal of each Mortgage Loan that was purchased from the Trust Fund during the related Prepayment Period, (iv) the portion of any Substitution Amount allocable to principal paid during the related Prepayment Period, and (v) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to principal, as reduced in each case, as provided in the Pooling and Servicing Agreement, by unreimbursed Advances, to the extent allocable to principal and other amounts due to the Master Servicer, the Servicers or the Trustee and not reimbursed from the Interest Remittance Amount for such Distribution Date.
O/C Release Amount	The Over-collateralization (O/C) Release Amount with respect to any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, assuming that 100% of the Principal Remittance Amount for such date is applied on such date to distribution of principal on the LIBOR Certificates, exceeds (ii) the Target O/C Amount for such date.
O/C Amount	The O/C Amount with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Mortgage Balance for such date exceeds (y) the aggregate Class Principal Balance of the LIBOR Certificates after giving effect to distributions on such Distribution Date.
Class F Certificates	On each Distribution Date the Class F Certificates will be entitled to interest on a notional amount equal to the aggregate Principal Balance of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months for the related Distribution Date (the "Class F Mortgage Loans") at an annual rate equal to the excess, if any, of (a) the lesser of (i) [3.25%] and (ii) the weighted average Net Mortgage rate of the Class F Mortgage Loans, over (b) actual LIBOR. Such distributions will terminate after the Distribution Date in [March 2008] (the 48th Distribution Date).
Class F Payment Amount	The amount payable by the Trustee to the Class F Certificates on any Distribution Date is referred to as the "Class F Payment Amount." Any shortfall in the amount paid to the Class F Certificates on any Distribution Date due to the amount of interest being subject to a cap is referred to as the "Class F Shortfall". Payment of the Class F Payment Amount on any Distribution Date will reduce amounts that would otherwise be available for distribution to holders of the offered certificates.
Current Interest	Current Interest for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Balanceor Class Notional Amount of that Class.

Carryforward Interest Carryforward Interest with respect to each Class of LIBOR Certificates will equal, with respect to any Distribution Date, the amount, if any, by which (i) the sum of (x) Current Interest for such Class for the immediately preceding Distribution Date and (y) any unpaid Carryforward Interest from previous Distribution Dates exceeds (ii) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date.

Net Mortgage Rate The Net Mortgage Rate with respect to each Mortgage Loan will equal the Mortgage Rate thereon, minus the Administrative Fees.

Coupon Step Up The margin on the Class A Certificates will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 10% optional termination may be exercised.

Available Funds Cap The "Senior LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(I) (1) (a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the total of interest accrued for the related Accrual Period on all classes of Certificates having a higher priority of distribution than the Class A Certificates multiplied by (2) (a) the ratio, expressed as a percentage, of the Class Principal Balance of the Class A Certificates, divided by the Class Principal Balance of the LIBOR Certificates, divided by (II) the Class Principal Balance of the Class A Certificates immediately prior to that Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

The "Subordinate LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the total of interest accrued for the related Accrual Period on the Senior Classes divided by (2) the Class Principal Balance of the Subordinate Classes immediately prior to that Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Basis Risk Shortfall To the extent that (a) the amount of interest payable to a Class exceeds (b) its Available Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions.

Unpaid Basis Risk The Unpaid Basis Risk Shortfall for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Cap Agreement

The LIBOR Certificate holders will benefit from a series of interest rate cap payments pursuant to a cap agreement (the "Cap Agreement"), which is intended to partially mitigate the interest rate risk that could result from the difference between the interest rates on the LIBOR Certificates and the weighted average coupon of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months.

Cap Notional Balance
On each Distribution Date, payments under the Cap Agreement will be made based upon a notional balance (the "Cap Notional Balance") equal to an amount initially equal to the approximate aggregate Principal Balance of the Fixed Rate (including fixed rate balloon) Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months, which will decline each month on the basis of assumed prepayments of principal at a rate no greater than 18% CPR and the assumption that no defaults or losses occur.

The Cap Agreement will have a strike rate pursuant to the following schedule:

Months	Strike	Cap Ceiling
1-36	3.25%	N/A
37-96	5.25%	10.25%
97-120	7.25%	10.25%

During the first three years of the transaction the LIBOR Certificates will have some protection against any increases in LIBOR greater than the initial strike rate. Any movement in LIBOR between the initial strike rate + 2% will not be covered under the Cap Agreement after month 36. Beginning in month 37 the Trust will have some protection for the next five years against any increases in LIBOR between the initial strike rate + 2% and the initial strike rate + 7%. This will represent a 500 basis point corridor of coverage. Any movement in LIBOR between the initial strike rate + 4% will not be covered under the Cap Agreement after month 96. Beginning in month 97 the Trust will have some protection for the next two years against any increases in LIBOR between the initial strike rate + 4% and the initial strike rate + 7%. This will represent a 300 basis point corridor of coverage. After month 120 (year 10) the Cap Agreement expires.

Excess Cap Amount
To the extent that the notional balance of the Cap Agreement exceeds the aggregate Principal Balance of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months, the amount payable under the Cap Agreement in respect of such excess may not be available to the Certificateholders of the Offered Certificates.

Certificate Interest Rates

On each Distribution Date, the Class A Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Auction Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Senior LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-3 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-4 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

For each Distribution Date, interest will accrue on the LIBOR Certificates at their respective Certificate Interest Rates from the Distribution Date in the month preceding the month of such Distribution Date (or, in the case of the first Distribution Date, from the Closing Date) through the day before such Distribution Date, on an actual/360 basis. There will be no delay days.

Interest-Only Class

The Class A-IO Certificates will be entitled to distributions of interest only and will accrue interest on a 30/360 basis. The Class A-IO Certificates will accrue interest on the Class A-IO Notional Amount at a per annum rate for each Distribution Date equal to the lesser of (A) the Class A-IO Coupon Rate set forth in the following schedule for the relevant Distribution Date and (B) the weighted average Mortgage Rate of the Mortgage Loans minus on a percentage basis (i) the Administrative Fees and (ii) the Class F Payments. The Class A-IO Notional Amount for a Distribution Date will be equal to the lesser of the pool balance as of such Distribution Date and the amount set forth in the following schedule:

Distribution Date	Class A-IO Notional Amount	Class A-IO Coupon Rate [1]
1	450,000,000.00	2.00%
2	427,386,000.00	2.00%
3	405,903,000.00	2.00%
4	385,493,000.00	2.00%
5	366,105,000.00	2.00%
6	347,688,000.00	2.00%
7	330,189,000.00	2.00%
8	313,555,000.00	2.00%
9	297,755,000.00	2.00%
10	282,747,000.00	2.00%
11	268,492,000.00	2.00%
12	254,950,000.00	2.00%
13	242,087,000.00	2.25%
14	229,870,000.00	2.25%
15	218,266,000.00	2.25%
16	207,243,000.00	2.25%
17	196,774,000.00	2.25%
18	186,831,000.00	2.25%
19	177,387,000.00	2.25%
20	168,418,000.00	2.25%
21	159,900,000.00	2.25%
22	151,810,000.00	2.25%
23	144,126,000.00	2.25%
24	136,829,000.00	2.25%
25	129,900,000.00	2.25%
26	123,319,000.00	2.25%
27	117,069,000.00	2.25%
28	111,134,000.00	2.25%
29	105,497,000.00	2.25%
30	100,146,000.00	2.25%
31+	0.00	

[1] Subject to the calculation in the preceding paragraph

The Class A-IO Certificates will not be entitled to distributions of any kind after the 30th Distribution Date.

Realized Losses

If a Mortgage Loan becomes a liquidated loan and the net liquidation proceeds relating thereto and allocated to principal are less than the principal balance on such Mortgage Loan, the amount of such insufficiency is a "Realized Loss". Realized Losses will, in effect, be absorbed by (1) Available Excess Interest, (2) reduction of Reserve Fund and (3) reduction of Over-Collerateralization. Following the reduction of any Over-Collateralization to zero, all allocable Realized Losses will be applied in reverse sequential order, beginning with the Class B-2 Certificates and ending with the Class M-1 Certificates. The balance of the Class A Certificates will not be reduced by Realized Losses.

Deferred Principal Amount	The "Deferred Principal Amount" with respect to each Class of Subordinate Certificates and each Distribution Date will be equal to the amount by which (x) the aggregate of applied Realized Losses previously applied in reduction of the Class Principal Balance thereof, together with interest thereon at the applicable Interest Rate, exceeds (y) the aggregate of amounts previously distributed in reimbursement of such Realized Losses, plus accrued interest.
Principal Payment Priority	Distributions of principal on the LIBOR Certificates will be made on each Distribution Date in an aggregate amount equal to the Principal Distribution Amount for such Distribution Date. The Class A-IO Certificates will not be entitled to receive any distributions of principal. Prior to the Step Down Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates on a pro-rata basis. Principal will then be allocated sequentially to the, M-1, M-2, M-3, M-4, B-1 and B-2 Certificates.

Interest Payment Priority

The Interest Rates for Classes A, M-1, M-2, M-3, M-4, B-1 and B-2 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) the applicable Available Funds Cap (as defined herein).

On each Distribution Date, the interest remittance amount for such date will be distributed in the following order of priority:

1. To pay the Servicing Fee, Master Servicing Fee, the Custodian Fee, the Trustee Fee and any fees payable in respect of lender paid mortgage insurance;
2. To pay the Class F Payment Amount to the Class F Certificates;
3. To pay Current Interest and Carryforward Interest to the Class A-IO Certificates;
4. To pay Current Interest and Carryforward Interest to the Class A Certificates;
5. To pay Current Interest and Carryforward Interest to Classes M-1, M-2, M-3, M-4, B-1 and B-2 Certificates (the "Subordinate Classes"), sequentially;
6. To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;
7. Any interest remaining after the application of (1) through (7) above will be deemed Excess Interest for such Distribution Date. Available Excess Interest will be distributed as principal as follows: (i) any Class F Shortfall which has not been paid, (ii) prior to the Stepdown Date or on any Distribution Date a Trigger Event is in effect Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A, and then sequentially to Classes M-1, M-2, M-3, M-4, B-1 and B-2 Certificates to maintain the Overcollateralization Target, and (iii) on or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1and Class B-2 Certificates to maintain the Overcollateralization Target;
8. To pay sequentially to the Classes A, M-1, M-2, M-3, M-4, B-1and B-2 Certificates any Current Interest Shortfalls, to the extent of amounts received under the Cap Agreement [(1)];
9. To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
10. To pay sequentially to Classes M-1, M-2, M-3, M-4, B-1and B-2 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
11. To the extent of any remaining amounts received under the Cap Agreement, the amount of any losses on the Mortgage Loans in the priority specified in clause 9 above [(1)];
12. To pay sequentially to Classes M-1, M-2, M-3, M-4, B-1and B-2 Certificates, any

Deferred Principal Amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];

13. To the Reserve Fund any remaining cap payments received under the Cap Agreement up to the Reserve Fund Target Amount[(1)];
14. To pay remaining amounts to the holder of the Class X Certificate [(1)].

(1) Cap payments received under the Cap Agreement will be allocated in steps (8), (9), (10), (11), (12), (13), and (14), in that order of priority.

TRIGGER EVENT

Is in effect on a Distribution Date if any one of the following conditions exist as of the last day of the immediately preceding collection period:

i. The "Delinquency Rate" exceeds [14%]; or
ii. The aggregate amount of realized losses incurred since the Cut-off Date through the last day of such preceding collection period divided by the initial pool balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring	**Loss Percentage**
April 2007 – March 2008	[2.20%] with respect to December 2006, plus an additional 1/12th of [0.55%] for each month thereafter
April 2008 – March 2009	[2.75%] with respect to December 2007, plus an additional 1/12th of [0.36%] for each month thereafter
April 2009 – March 2010	[3.11%] with respect to December 2008, plus an additional 1/12th of [0.14%] for each month thereafter
April 2010 and thereafter	[3.25%]

Step Down Date

The later to occur of (a) the Distribution Date in April 2007, (b) the first Distribution Date on which the aggregate principal balance is less than or equal to 50.00% of the Cut-off Date Mortgage Balance, or (c) the first Distribution Date on which the subordination levels of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates reaches two times the initial subordination as outlined on page 7.

On or after the Step Down Date and as long as a Trigger Event is not in effect, all principal will be paid pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, as needed to build and maintain the required Target O/C Amount.

Delinquency Rate

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Prospectus

The Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the mortgage loans and the related mortgaged properties as of the close of business on the Cut-off Date. The sum of the columns below may not equal the total indicated due to rounding.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.61	4.11	3.13	2.42	1.92
Principal Window	Apr04 - May30	Apr04 - Sep26	Apr04 - Oct22	Apr04 - Jun19	Apr04 - Nov16
Principal # Months	314	270	223	183	152
Class M-1					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class M-2					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class M-3					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class M-4					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class B-1					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class B-2					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116

(1) 100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.29	3.82	2.9	2.26	1.8
Principal Window	Apr04 - Feb19	Apr04 - Mar15	Apr04 - Sep12	Apr04 - Feb11	Apr04 - Nov09
Principal # Months	179	132	102	83	68
Class M-1					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class M-2					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class M-3					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class M-4					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class B					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class B					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32

[(1)] **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.**

A-IO Sensitivity Analysis:

A-IO Sensitivity Analysis (1)	
Price (%)(2)	Yield (%)
2.40652	11.49
2.42652	10.58
2.44652	9.68
2.46652	8.80
2.48652	7.93
2.50652	7.08
2.52652	6.24
2.54652	5.41
2.56652	4.59
2.58652	3.79
2.60652	**3.00**
2.62652	2.22
2.64652	1.45
2.66652	0.70
2.68652	(0.05)
2.70652	(0.78)
2.72652	(1.50)
2.74652	(2.22)
2.76652	(2.92)
2.78652	(3.61)
2.80652	(4.30)
WAL	1.28
Mod Duration	0.98

1. Assumes prepayments occur at 21% CPR.
2. These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

Available Funds Cap (1)

Distribution Period	Senior LIBOR Class Available Funds Cap (%) (1)(2)	Distribution Period	Senior LIBOR Class Available Funds Cap (%) (1)(2)	Distribution Period	Senior LIBOR Class Available Funds Cap (%) (1)(2)
1	6.96	36	18.68	71	14.32
2	4.39	37	12.54	72	15.37
3	5.09	38	12.96	73	14.38
4	6.12	39	12.69	74	14.73
5	6.87	40	13.00	75	14.44
6	7.75	41	12.75	76	14.79
7	8.81	42	12.83	77	14.50
8	9.74	43	13.15	78	14.56
9	10.92	44	13.15	79	14.91
10	11.64	45	13.55	80	14.66
11	12.61	46	13.29	81	15.01
12	14.15	47	13.33	82	14.73
13	13.45	48	14.02	83	14.77
14	13.74	49	13.42	84	15.83
15	13.66	50	13.77	85	14.83
16	13.95	51	13.49	86	15.19
17	13.90	52	13.82	87	14.90
18	14.00	53	13.55	88	15.25
19	14.31	54	13.64	89	14.97
20	14.44	55	14.01	90	15.01
21	14.85	56	13.76	91	15.37
22	14.75	57	14.09	92	15.09
23	14.90	58	13.82	93	15.45
24	15.76	59	13.86	94	15.17
25	15.15	60	14.89	95	15.21
26	15.51	61	13.94	96	15.91
27	15.39	62	14.28	97	13.04
28	15.72	63	13.99	98	13.39
29	15.66	64	14.33	99	13.09
30	15.82	65	14.04	100	13.43
31	17.12	66	14.11	101	13.13
32	17.19	67	14.47	102	13.15
33	17.66	68	14.22	103	13.61
34	17.49	69	14.56	104	13.32
35	17.60	70	14.29	105	0.00

1. Assumes no losses, 10% cleanup call, 21% CPR, 1 month LIBOR ramp from 1.09% to 15% by month 12 and other indices jump to 15% by month 12, and [04/08/04] settlement date. The values indicated include proceeds received under the Cap Agreement, although such proceeds are excluded from the calculation of the Available Funds Cap defined herein.
2. Senior LIBOR Class Available Funds Cap means, (A)(I) (1) the total scheduled interest due based on the net Mortgage Rates on the related Due Date plus amounts received under the Cap Agreement, less the current interest due on the Class F and Class A-IO Certificates multiplied by (2) the Class A Principal Balance divided by the aggregate principal balance of the Certificates, divided by (II) the Class A Principal Balance immediately prior to that Distribution Date multiplied by (B) 360 divided by the actual number of days in the related Accrual Period.
3.

Per Annum Excess Interest [(1)]:

Distribution Period	Available Excess Interest (%) [(1)(2)]	Distribution Period	Available Excess Interest (%) [(1)(2)]	Distribution Period	Available Excess Interest (%) [(1)(2)]
1	3.53%	35	3.71%	69	4.87%
2	1.92%	36	4.04%	70	4.79%
3	1.88%	37	3.71%	71	4.79%
4	2.03%	38	3.77%	72	4.99%
5	1.96%	39	3.67%	73	4.79%
6	2.01%	40	3.77%	74	4.85%
7	2.17%	41	3.66%	75	4.79%
8	2.01%	42	3.66%	76	4.85%
9	2.14%	43	3.77%	77	4.78%
10	2.09%	44	3.65%	78	4.78%
11	2.13%	45	3.76%	79	4.84%
12	2.48%	46	3.48%	80	4.77%
13	2.04%	47	3.46%	81	4.83%
14	2.20%	48	3.69%	82	4.76%
15	2.15%	49	4.89%	83	4.76%
16	2.30%	50	4.96%	84	4.96%
17	2.24%	51	4.89%	85	4.76%
18	2.29%	52	4.96%	86	4.82%
19	2.43%	53	4.89%	87	4.75%
20	2.37%	54	4.87%	88	4.82%
21	2.52%	55	4.91%	89	4.75%
22	2.45%	56	4.82%	90	4.75%
23	2.49%	57	4.89%	91	4.81%
24	2.86%	58	4.82%	92	4.74%
25	2.59%	59	4.82%	93	4.81%
26	2.73%	60	5.02%	94	4.74%
27	2.65%	61	4.82%	95	4.74%
28	2.79%	62	4.88%	96	4.87%
29	2.71%	63	4.81%	97	4.73%
30	2.74%	64	4.88%	98	4.80%
31	3.83%	65	4.81%	99	4.73%
32	3.72%	66	4.81%	100	4.80%
33	3.83%	67	4.88%	101	4.73%
34	3.71%	68	4.81%	102	4.73%

1. Assumes no losses, 10% cleanup call, 21% CPR and [04/08/04] settlement date.
2. Excess Interest is equal to (A) the product of (1) interest remaining after payment of Current Interest on Classes F, A-IO, A, M-1, M-2, M-3, M-4, B-1 and B-2 and (2) 12, divided by (B) the principal balance of Classes A, M-1, M-2, M-3, M-4, B-1 and B-2.
3. Available Excess Interest will be equal to 50% of Excess Interest for the first 12 Distribution Dates. 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.

Merrill Lynch COMPUTATIONAL MATERIALS FOR BAYVIEW FINANCIAL, SERIES 2004-A TOTAL COLLATERAL SUMMARY

Aggregate Outstanding Principal Balance		$450,001,761	
Aggregate Original Principal Balance		$493,914,771	
Number of Mortgage Loans		4,977	
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$5,500	$2,000,000	$99,239
Outstanding Principal Balance	$2,540	$1,987,554	$90,416
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	12	505	320
Stated remaining Term (mos)	1	478	281
Loan Age (mos)	0	402	40
Current Interest Rate	1.000%	17.700%	7.638%
Periodic Rate Cap(3)(4)	1.000%	7.500%	1.723%
Gross Margin(3)	0.000%	11.250%	3.795%
Maximum Mortgage Rate(3)(4)	6.000%	25.000%	13.080%
Minimum Mortgage Rate(3)(4)	0.250%	14.750%	5.499%
Months to Roll(3)	1	114	20
Current Loan-to-Value	0.70%	124.98%	73.88%
Credit Score(4)	468	842	656
	Earliest	**Latest**	
Maturity Date	02/16/04	01/01/44	

Lien Position	Percent of Mortgage Pool	Year of Origination	Percent of Mortgage Pool
1st Lien	100.00%	1984 and prior	1.25%
		1985	0.41
Loan Type		1986	0.58
Adjustable Rate	37.88%	1987	0.70
Fixed Rate	62.12	1988	1.01
		1989	0.63
Occupancy		1990	0.67
Primary	77.69%	1991	0.66
Investment	20.27	1992	1.07
Second Home	2.04	1993	2.29
		1994	1.92
Property Type		1995	1.57
Single Family	62.86%	1996	2.11
Planned Unit Development	7.95	1997	2.64
Condominium	6.12	1998	5.18
2-4 Family	5.59	1999	8.08
Multi-Family	4.44	2000	8.51
Single Family (other)(5)	4.23	2001	8.88
Commercial (other)(6)	3.05	2002	6.23
Manufactured Housing and Mobile Homes	2.13	2003	40.48
Mixed Used	1.15	2004	5.14
Restaurant	0.80		
Office	0.76	**Loan Purpose**	
Retail	0.70	Purchase	55.06%
Cooperative	0.23	Cashout Refinance	27.28
		Rate/Term Refinance	17.67

1) Sum of Principal Balance divided by total number of loans.
2) Weighted by Outstanding Principal Balance.
3) ARM loans only.
4) Minimum and Weighting only for loans with values.
5) Includes undeveloped residential land, duplexes and townhouses.
6) Includes day care centers, funeral homes, hotels, motels, warehouses, marinas, self-storage facilities, auto repair centers, auto sales centers, gas stations, churches, mobile home parks, industrial properties, agricultural properties, and special purposes properties.

Merrill Lynch

COMPUTATIONAL MATERIALS FOR BAYVIEW FINANCIAL, SERIES 2004-A TOTAL COLLATERAL SUMMARY

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	**48.30%**	**11.50%**	**40.20%**	**100.00%**
Fixed	55.90%	82.33%	63.82%	62.12%
ARM	44.10%	17.67%	36.18%	37.88%
Current Balance	$217,354,476	$51,760,008	$180,887,277	$450,001,761
Loan Count	1,895	579	2,503	4,977
Average Balance	$114,699	$89,396	$72,268	$90,416
%=>$200,000	52.35%	17.69%	25.02%	37.38%
%=>$500,000	19.20%	0.00%	4.79%	11.20%
Gross WAC	6.938%	6.612%	8.772%	7.638%
WAM (mos)	282	310	270	281
WA Age (mos)	36	44	44	40
WA Orig. Term (mos)	318	355	314	320
Balloon	4.31%	0.32%	5.38%	4.28%
Fully Amortizing	95.69%	99.68%	94.62%	95.72%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	712	626	592	656
% below 640	0.00%	54.62%	78.22%	37.73%
WA Current LTV	72.14%	88.74%	71.72%	73.88%
WA Margin(1)	3.283%	2.673%	4.701%	3.795%
WA Lifetime Cap (non-zero)(1)	12.547%	10.315%	14.484%	13.080%
WA Next Rate Adj.(mos)(1)	25	11	14	20
Property Type:				
Single-Family Dwelling	54.33%	73.62%	70.02%	62.86%
2-4 Family Dwelling	5.67%	5.78%	5.44%	5.59%
Condo	6.16%	6.44%	5.98%	6.12%
PUD	8.66%	11.83%	5.99%	7.95%
Small Balance Comm.	6.73%	0.00%	5.12%	5.31%
Multi-Family	8.52%	0.00%	0.81%	4.44%
Mixed Use	1.63%	0.00%	0.90%	1.15%
Co-op	0.30%	0.00%	0.20%	0.23%
Other	8.00%	2.33%	5.54%	6.36%
Occupancy Status:				
Owner Occupied	69.91%	93.72%	82.45%	77.69%
Investor Property	27.01%	5.83%	16.31%	20.27%
Second Home	3.08%	0.45%	1.24%	2.04%
Loan Purpose:				
Purchase Money	53.69%	78.72%	49.94%	55.06%
Cash Out/Refinance	26.27%	5.92%	34.60%	27.28%
Rate Term/Refinance	20.05%	15.36%	15.47%	17.67%
Insurance:				
FHA/VA	0.00%	69.86%	0.00%	8.04%
Conventional MI	9.41%	30.02%	0.00%	8.00%
Lender-paid MI	0.00%	0.00%	0.00%	0.00%
Non-MI	90.59%	0.12%	100.00%	83.97%
Geographic Location > 5% of Total:				
Texas	9.74%	7.42%	15.64%	11.85%
Florida	8.50%	7.02%	15.72%	11.23%
California	16.08%	4.54%	6.80%	11.02%
Puerto Rico	3.27%	0.28%	10.36%	5.78%
New York	6.37%	5.49%	4.76%	5.62%
Other	56.04%	75.25%	46.71%	54.50%
Delinquency Status:				
Current	100.00%	90.10%	87.05%	93.66%
30-59 days	0.00%	9.90%	12.95%	6.34%
60+ days	0.00%	0.00%	0.00%	0.00%
Index:(1)				
1 Year US Treasury	40.76%	94.39%	29.74%	39.41%
Prime Rate	20.49%	0.00%	36.93%	25.70%
6 Month LIBOR	19.73%	5.24%	26.99%	21.74%
1 Year LIBOR	9.14%	0.00%	2.12%	5.95%
5 Year US Treasury	3.79%	0.12%	0.55%	2.35%
3 Year US Treasury	2.06%	0.00%	0.93%	1.51%
COFI	1.80%	0.25%	1.10%	1.45%
1 Month LIBOR	1.88%	0.00%	0.62%	1.29%
6 Month US Treasury	0.30%	0.00%	0.41%	0.33%
Other	0.04%	0.00%	0.61%	0.26%

1) For Adjustable Rate Loans Only.

Original Principal Balances of the Mortgage Loans

Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5,500.00 to 49,999.99	1,885	$48,577,896.79	10.80%	9.538%	$25,770.77	621	69.28%
50,000.00 to 99,999.99	1,629	102,513,765.94	22.78	8.624	62,930.49	625	76.08
100,000.00 to 149,999.99	621	70,289,686.69	15.62	7.524	113,187.90	650	77.91
150,000.00 to 199,999.99	307	49,529,325.61	11.01	7.264	161,333.31	653	78.64
200,000.00 to 249,999.99	188	37,652,717.19	8.37	7.059	200,280.41	671	75.79
250,000.00 to 299,999.99	94	23,231,187.83	5.16	6.820	247,140.30	669	73.73
300,000.00 to 349,999.99	77	23,310,486.20	5.18	7.147	302,733.59	691	74.59
350,000.00 to 399,999.99	57	20,453,993.67	4.55	6.873	358,841.99	689	70.01
400,000.00 to 449,999.99	27	10,903,884.69	2.42	6.472	403,847.58	695	69.50
450,000.00 to 499,999.99	19	8,240,203.59	1.83	6.051	433,694.93	682	68.96
500,000.00 to 549,999.99	14	6,944,085.36	1.54	6.529	496,006.10	670	67.42
550,000.00 to 599,999.99	9	4,929,363.55	1.10	6.876	547,707.06	689	70.46
600,000.00 to 649,999.99	11	6,130,975.74	1.36	6.772	557,361.43	703	68.69
650,000.00 to 699,999.99	5	3,286,535.60	0.73	5.810	657,307.12	675	67.89
700,000.00 to 749,999.99	8	5,670,480.98	1.26	6.036	708,810.12	700	68.84
750,000.00 to 799,999.99	2	1,565,401.86	0.35	9.396	782,700.93	652	54.56
800,000.00 to 849,999.99	5	4,079,529.59	0.91	4.840	815,905.92	705	73.42
850,000.00 to 899,999.99	3	2,586,219.38	0.57	5.648	862,073.13	744	71.35
950,000.00 to 999,999.99	3	2,774,587.72	0.62	6.008	924,862.57	718	67.86
1,000,000.00 to 1,049,999.99	3	2,747,388.49	0.61	7.523	915,796.16	735	55.53
1,050,000.00 to 1,099,999.99	1	1,064,531.35	0.24	3.375	1,064,531.35	674	59.97
1,100,000.00 to 1,149,999.99	1	1,042,927.93	0.23	9.000	1,042,927.93	813	94.81
1,200,000.00 to 1,249,999.99	1	1,187,056.89	0.26	6.375	1,187,056.89	695	69.19
1,250,000.00 to 1,299,999.99	1	1,248,202.81	0.28	7.250	1,248,202.81	651	79.76
1,500,000.00 to 1,549,999.99	1	1,517,202.01	0.34	6.800	1,517,202.01	739	79.85
1,550,000.00 to 1,599,999.99	2	3,072,807.51	0.68	8.307	1,536,403.76	662	57.41
2,000,000.00	3	5,451,315.77	1.21	4.266	1,817,105.26	738	44.83
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the average Original Principal Balance of the Mortgage Loans is approximately $99,239.

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2,540.33 to 49,999.99	2,213	$60,954,937.25	13.55%	9.245%	$27,544.03	628	66.64%
50,000.00 to 99,999.99	1,449	101,807,003.70	22.62	8.513	70,260.18	628	76.44
100,000.00 to 149,999.99	560	68,692,894.14	15.27	7.563	122,665.88	648	78.28
150,000.00 to 199,999.99	292	50,355,935.60	11.19	7.200	172,451.83	656	78.72
200,000.00 to 249,999.99	153	34,138,262.45	7.59	6.974	223,125.90	672	76.97
250,000.00 to 299,999.99	90	24,769,950.46	5.50	7.024	275,221.67	670	75.80
300,000.00 to 349,999.99	63	20,419,192.25	4.54	7.170	324,114.16	689	74.94
350,000.00 to 399,999.99	55	20,546,324.46	4.57	6.494	373,569.54	682	69.72
400,000.00 to 449,999.99	24	10,314,672.29	2.29	6.533	429,778.01	699	71.34
450,000.00 to 499,999.99	16	7,598,444.97	1.69	6.299	474,902.81	664	70.90
500,000.00 to 549,999.99	8	4,239,773.07	0.94	6.985	529,971.63	696	67.96
550,000.00 to 599,999.99	11	6,371,356.27	1.42	6.528	579,214.21	685	69.53
600,000.00 to 649,999.99	8	5,040,021.91	1.12	6.204	630,002.74	703	68.49
650,000.00 to 699,999.99	3	2,050,359.29	0.46	6.259	683,453.10	708	66.66
700,000.00 to 749,999.99	6	4,328,395.61	0.96	6.367	721,399.27	687	67.10
750,000.00 to 799,999.99	2	1,580,277.78	0.35	5.137	790,138.89	652	83.73
800,000.00 to 849,999.99	6	4,943,938.76	1.10	5.928	823,989.79	716	67.56
850,000.00 to 899,999.99	4	3,523,063.29	0.78	6.469	880,765.82	732	71.67
900,000.00 to 949,999.99	4	3,742,912.92	0.83	6.861	935,728.23	729	55.83
1,000,000.00 to 1,049,999.99	1	1,042,927.93	0.23	9.000	1,042,927.93	813	94.81
1,050,000.00 to 1,099,999.99	1	1,064,531.35	0.24	3.375	1,064,531.35	674	59.97
1,150,000.00 to 1,199,999.99	1	1,187,056.89	0.26	6.375	1,187,056.89	695	69.19
1,200,000.00 to 1,249,999.99	1	1,248,202.81	0.28	7.250	1,248,202.81	651	79.76
1,500,000.00 to 1,549,999.99	3	4,538,709.46	1.01	6.361	1,512,903.15	736	62.61
1,550,000.00 to 1,599,999.99	1	1,555,663.21	0.35	7.875	1,555,663.21	650	60.56
1,950,000.00 to 1,987,554.20	2	3,946,952.62	0.88	4.554	1,973,476.31	694	41.44
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the average Principal Balance of the Mortgage Loans is approximately $90,416.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rates(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.00 to 1.99	4	$167,415.56	0.04%	1.156%	$41,853.89	781	74.87%
2.00 to 2.99	10	301,052.84	0.07	2.689	30,105.28	726	65.17
3.00 to 3.99	74	12,361,858.87	2.75	3.490	167,052.15	691	62.95
4.00 to 4.99	295	40,932,317.41	9.10	4.337	138,753.62	693	73.04
5.00 to 5.99	333	55,125,195.87	12.25	5.533	165,541.13	694	74.70
6.00 to 6.99	499	76,611,970.30	17.02	6.420	153,531.00	685	77.46
7.00 to 7.99	778	83,011,450.87	18.45	7.501	106,698.52	654	73.90
8.00 to 8.99	748	58,707,175.90	13.05	8.410	78,485.53	641	72.40
9.00 to 9.99	799	48,446,742.85	10.77	9.453	60,634.22	634	74.37
10.00 to 10.99	642	34,941,050.25	7.76	10.538	54,425.31	606	74.53
11.00 to 11.99	487	24,723,584.70	5.49	11.571	50,767.11	582	72.96
12.00 to 12.99	207	9,267,067.86	2.06	12.376	44,768.44	611	73.33
13.00 to 13.99	58	3,423,816.22	0.76	13.451	59,031.31	623	54.77
14.00 to 14.99	29	1,564,330.16	0.35	14.378	53,942.42	614	64.93
15.00 to 15.99	6	207,690.71	0.05	15.671	34,615.12	540	68.82
16.00 to 16.99	7	150,430.07	0.03	16.057	21,490.01	620	66.01
17.00 to 17.70	1	58,610.30	0.01	17.700	58,610.30	520	94.53
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans is approximately 7.64% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.01 to 10.00	6	$166,333.74	0.04%	5.502%	$27,722.29	756	11.89%
10.01 to 20.00	23	887,033.72	0.20	7.412	38,566.68	656	12.94
20.01 to 30.00	57	2,229,472.87	0.50	8.446	39,113.56	627	29.35
30.01 to 40.00	80	7,801,012.24	1.73	7.073	97,512.65	697	36.07
40.01 to 50.00	152	13,855,611.32	3.08	7.869	91,155.34	680	42.43
50.01 to 60.00	322	37,608,668.48	8.36	8.414	116,797.11	648	54.58
60.01 to 70.00	540	64,477,977.16	14.33	8.214	119,403.66	652	63.02
70.01 to 80.00	1,173	134,440,582.64	29.88	7.065	114,612.60	676	73.53
80.01 to 90.00	1,132	81,519,302.53	18.12	8.043	72,013.52	640	81.63
90.01 to 95.00	570	38,442,746.70	8.54	8.075	67,443.42	635	87.91
95.01 to 100.00	794	57,277,277.29	12.73	7.097	72,137.63	648	91.33
100.01 to 105.00	96	7,777,563.80	1.73	7.071	81,016.29	646	92.33
105.01 to 110.00	14	1,750,740.77	0.39	5.702	125,052.91	670	86.17
110.01 to 115.00	8	1,104,900.14	0.25	7.173	138,112.52	688	91.80
115.01 to 120.00	3	84,591.05	0.02	8.504	28,197.02	759	78.67
120.01 to 125.00	5	429,012.48	0.10	8.387	85,802.50	626	96.97
130.01 to 137.34	2	148,933.81	0.03	6.133	74,466.91	642	90.13
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

The minimum and maximum Original Loan-to-Value Ratios of the Mortgage Loans are approximately 6.01% and 137.34%, respectively, and the weighted average Original Loan-to-Value Ratio of the Mortgage Loans is approximately 78.62%.

Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.70 to 10.00	55	$638,134.54	0.14%	7.954%	$11,602.45	726	6.67%
10.01 to 20.00	124	2,616,356.46	0.58	7.420	21,099.65	682	15.44
20.01 to 30.00	176	5,612,086.99	1.25	7.757	31,886.86	665	25.68
30.01 to 40.00	240	14,696,476.39	3.27	7.329	61,235.32	676	36.18
40.01 to 50.00	343	23,216,282.64	5.16	7.949	67,685.96	661	45.52
50.01 to 60.00	558	52,945,368.80	11.77	7.893	94,884.17	666	55.92
60.01 to 70.00	737	72,239,135.36	16.05	8.033	98,017.82	650	65.43
70.01 to 80.00	983	117,548,233.08	26.12	7.162	119,581.11	678	76.42
80.01 to 90.00	824	72,039,622.62	16.01	7.948	87,426.73	638	85.68
90.01 to 95.00	394	33,907,995.19	7.54	7.861	86,060.90	645	93.21
95.01 to 100.00	380	41,939,007.36	9.32	6.865	110,365.81	642	97.78
100.01 to 105.00	61	5,272,004.66	1.17	7.786	86,426.31	625	102.37
105.01 to 110.00	38	2,706,522.67	0.60	9.172	71,224.28	576	107.40
110.01 to 115.00	33	2,763,255.03	0.61	8.845	83,735.00	575	112.61
115.01 to 120.00	16	986,466.96	0.22	9.952	61,654.19	547	117.17
120.01 to 124.98	15	874,811.99	0.19	10.894	58,320.80	556	122.36
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average Current Loan-to-Value Ratio of the Mortgage Loans is approximately 73.88%.

Delinquency Status of the Mortgage Loans

Delinquency Status (days)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 29	4,569	$421,451,833.90	93.66%	7.578%	$92,241.59	661	73.80%
30 to 59	408	28,549,926.84	6.34	8.514	69,975.31	590	75.00
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Number of 30-Day Delinquencies of the Mortgage Loans in the Past 12 Months

30-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	2,995	$292,894,616.04	65.09%	7.414%	$97,794.53	675	74.05%
1	631	58,727,122.67	13.05	7.325	93,069.92	651	73.97
2	252	20,850,267.27	4.63	8.243	82,739.16	635	71.28
3	193	15,500,525.86	3.44	8.061	80,313.61	626	74.86
4	137	9,869,242.41	2.19	7.670	72,038.27	614	73.35
5	142	9,757,941.54	2.17	8.710	68,717.90	594	70.02
6	106	7,095,043.09	1.58	8.438	66,934.37	591	72.90
7	115	6,792,084.72	1.51	8.889	59,061.61	575	76.55
8	101	7,154,516.94	1.59	8.455	70,836.80	561	76.81
9	83	6,159,282.17	1.37	9.730	74,208.22	604	71.47
10	89	6,180,753.14	1.37	8.606	69,446.66	570	67.59
11	76	4,735,707.17	1.05	9.489	62,311.94	568	78.76
12	57	4,284,657.72	0.95	9.087	75,169.43	553	80.08
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Number of 60-Day Delinquencies of the Mortgage Loans in the Past 12 Months

60-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	4,223	$394,138,922.38	87.59%	7.507%	$93,331.50	666	73.86%
1	254	20,772,350.04	4.62	8.201	81,780.91	610	72.60
2	151	10,813,353.61	2.40	8.533	71,611.61	593	76.17
3	81	4,469,113.46	0.99	8.699	55,174.24	564	75.22
4	73	5,476,427.33	1.22	8.328	75,019.55	557	74.74
5	48	3,533,949.95	0.79	8.981	73,623.96	588	74.60
6	47	3,033,876.59	0.67	8.637	64,550.57	555	77.49
7	26	2,200,170.66	0.49	10.381	84,621.95	608	65.11
8	22	2,101,249.69	0.47	8.747	95,511.35	568	73.71
9	24	1,730,305.46	0.38	9.581	72,096.06	550	65.72
10	18	1,145,024.08	0.25	8.865	63,612.45	571	86.40
11	9	519,811.61	0.12	8.974	57,756.85	545	80.59
12	1	67,205.88	0.01	7.875	67,205.88	605	81.46
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Number of 90-Day Delinquencies of the Mortgage Loans in the Past 12 Months

90-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	4,663	$427,009,998.82	94.89%	7.574%	$91,574.09	661	73.89%
1	137	9,293,510.08	2.07	8.259	67,835.84	578	75.15
2	48	3,249,815.33	0.72	9.149	67,704.49	582	69.20
3	41	3,059,684.52	0.68	8.606	74,626.45	567	80.63
4	22	1,490,054.11	0.33	8.584	67,729.73	546	81.38
5	13	1,243,110.93	0.28	9.203	95,623.92	566	77.08
6	10	1,366,983.62	0.30	11.001	136,698.36	620	49.30
7	11	997,205.76	0.22	9.071	90,655.07	578	68.60
8	16	1,393,811.18	0.31	9.878	87,113.20	563	65.71
9	12	583,786.80	0.13	8.739	48,648.90	568	91.08
10	4	313,799.59	0.07	8.748	78,449.90	550	88.44
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Original Terms to Maturity of the Mortgage Loans

Original Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
12 to 59	12	$1,557,193.27	0.35%	8.857%	$129,766.11	658	77.61%
60 to 119	141	7,185,609.03	1.60	8.875	50,961.77	644	75.31
120 to 179	309	17,043,754.34	3.79	8.362	55,157.78	664	68.47
180 to 239	882	48,593,663.17	10.80	8.760	55,094.86	667	62.57
240 to 299	299	24,047,493.73	5.34	7.988	80,426.40	665	69.99
300 to 359	230	19,157,600.39	4.26	7.468	83,293.91	646	72.65
360 to 419	3,070	326,517,681.76	72.56	7.426	106,357.55	654	76.11
420 to 479	4	338,537.95	0.08	7.920	84,634.49	538	90.62
480 to 505	30	5,560,227.10	1.24	5.155	185,340.90	706	75.73
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average original term to maturity of the Mortgage Loans is approximately 320 months.

Remaining Terms to Maturity of the Mortgage Loans as of the Cut-off Date

Remaining Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 59	378	$14,049,462.20	3.12%	8.156%	$37,167.89	681	58.46%
60 to 119	770	29,519,088.94	6.56	8.621	38,336.48	661	61.00
120 to 179	756	46,572,426.73	10.35	8.368	61,603.74	658	64.03
180 to 239	400	36,116,523.03	8.03	7.860	90,291.31	662	69.16
240 to 299	538	52,236,001.21	11.61	7.467	97,092.94	647	73.87
300 to 359	2,050	258,294,736.20	57.40	7.398	125,997.43	653	78.41
360 to 419	61	7,900,788.43	1.76	8.395	129,521.12	684	78.49
420 to 478	24	5,312,734.00	1.18	5.095	221,363.92	695	77.70
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans is approximately 281 months.

Seasoning of the Mortgage Loans as of the Cut-off Date

Seasoning (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 59	3,151	$351,689,763.52	78.15%	7.646%	$111,612.11	656	76.54%
60 to 119	1,005	61,138,019.18	13.59	7.769	60,833.85	647	69.45
120 to 179	310	20,872,327.13	4.64	7.251	67,330.09	676	60.87
180 to 239	260	12,046,705.90	2.68	6.820	46,333.48	664	54.20
240 to 299	150	3,339,911.25	0.74	9.418	22,266.08	647	42.39
300 to 359	98	894,434.61	0.20	8.631	9,126.88	681	19.13
360 to 402	3	20,599.15	-	9.115	6,866.38	723	8.59
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans is approximately 40 months.

Geographic Distribution of the Mortgaged Properties

Geographic Location	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Texas	929	$53,306,370.04	11.85%	8.854%	$57,380.38	639	80.27%
Florida	518	50,531,924.12	11.23	8.605	97,551.98	631	72.20
California	259	49,594,965.09	11.02	6.497	191,486.35	689	69.91
Puerto Rico	368	26,004,950.51	5.78	7.843	70,665.63	630	70.35
New York	216	25,304,747.31	5.62	7.428	117,151.61	670	70.92
Georgia	281	20,118,674.15	4.47	7.784	71,596.71	635	68.54
Massachusetts	99	18,848,852.17	4.19	7.341	190,392.45	646	66.10
New Jersey	125	17,871,022.43	3.97	7.078	142,968.18	680	67.50
Illinois	134	15,649,592.29	3.48	7.057	116,788.00	636	83.47
Arizona	312	13,034,135.23	2.90	7.525	41,776.07	676	68.54
Pennsylvania	122	12,327,457.71	2.74	7.219	101,044.74	671	80.98
Michigan	115	10,499,116.13	2.33	7.049	91,296.66	647	71.19
Colorado	56	9,718,275.99	2.16	6.145	173,540.64	684	74.73
Virginia	63	9,475,216.89	2.11	7.182	150,400.27	671	72.29
Ohio	117	9,120,964.77	2.03	7.862	77,956.96	670	70.62
Maryland	90	9,031,451.30	2.01	7.463	100,349.46	659	74.89
Oregon	60	8,100,098.34	1.80	6.291	135,001.64	671	88.05
North Carolina	74	7,246,313.91	1.61	7.695	97,923.16	660	79.99
Nevada	48	6,735,168.02	1.50	6.767	140,316.00	699	82.12
Connecticut	44	6,615,965.29	1.47	8.329	150,362.85	668	66.57
Washington	43	5,638,686.62	1.25	7.073	131,132.25	685	76.77
Minnesota	26	4,447,521.54	0.99	6.019	171,058.52	675	78.31
Indiana	51	4,431,261.30	0.98	7.701	86,887.48	626	82.35
Rhode Island	17	4,393,531.78	0.98	7.734	258,443.05	681	72.40
Utah	35	4,310,932.82	0.96	7.073	123,169.51	699	78.38
South Carolina	70	4,239,952.89	0.94	9.260	60,570.76	600	80.75
Tennessee	73	3,881,321.68	0.86	8.457	53,168.79	621	81.54
Alabama	80	3,723,029.65	0.83	8.846	46,537.87	652	79.61
Missouri	55	3,674,926.69	0.82	7.107	66,816.85	637	83.20
Oklahoma	64	3,342,939.08	0.74	7.732	52,233.42	648	81.34
New Mexico	42	2,120,374.07	0.47	8.343	50,485.10	654	75.49
Louisiana	62	2,117,767.67	0.47	9.001	34,157.54	639	68.07
New Hampshire	25	2,109,652.47	0.47	8.054	84,386.10	650	65.19
West Virginia	29	2,012,419.99	0.45	7.800	69,393.79	680	70.81
Idaho	17	1,981,128.73	0.44	8.088	116,536.98	647	85.80
Arkansas	33	1,909,031.85	0.42	8.210	57,849.45	647	87.79
Kentucky	24	1,851,354.57	0.41	7.236	77,139.77	640	82.22
Iowa	25	1,662,787.86	0.37	8.492	66,511.51	610	78.69
Wisconsin	16	1,654,151.14	0.37	7.787	103,384.45	666	75.23
Maine	16	1,504,710.21	0.33	7.710	94,044.39	664	67.32
Hawaii	6	1,437,215.81	0.32	7.741	239,535.97	654	72.34
District of Columbia	12	1,389,807.83	0.31	8.216	115,817.32	658	63.21
Mississippi	53	1,346,067.63	0.30	9.817	25,397.50	587	61.21
Montana	11	1,195,460.27	0.27	5.484	108,678.21	694	64.53
Delaware	12	880,170.34	0.20	8.327	73,347.53	613	72.55
Kansas	14	879,882.96	0.20	6.588	62,848.78	675	72.90
Wyoming	5	532,707.77	0.12	6.880	106,541.55	629	87.27
Nebraska	8	500,386.65	0.11	7.262	62,548.33	692	88.68
South Dakota	10	491,860.72	0.11	7.376	49,186.07	667	69.24
Alaska	5	465,791.81	0.10	6.122	93,158.36	676	64.03
Guam	1	261,230.04	0.06	4.000	261,230.04	NA	58.05
Vermont	4	188,261.43	0.04	10.629	47,065.36	627	57.84
North Dakota	2	154,304.99	0.03	4.000	77,152.50	744	23.39
Virgin Islands	1	135,868.19	0.03	4.000	135,868.19	725	28.31
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

No more than approximately 0.50% of the Mortgage Loans are secured by Mortgaged Properties location in any one zip code area.

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	3,186	$247,764,785.33	55.06%	7.632%	$77,766.72	656	78.66%
Cashout Refinance	1,137	122,739,201.45	27.28	7.968	107,950.05	647	66.80
Rate/Term Refinance	654	79,497,773.96	17.67	7.146	121,556.23	670	69.91
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Amortization Types of the Mortgage Loans

Amortization Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Fully Amortizing	4,779	$430,735,481.05	95.72%	7.569%	$90,130.88	656	73.90%
Balloon	198	19,266,279.69	4.28	9.180	97,304.44	652	73.49
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Adjustment Type of the Mortgage Loans

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Adjustable Rate Mortgage	1,198	$170,450,392.94	37.88%	6.837%	$142,279.13	662	70.06%
Fixed Rate Mortgage	3,779	279,551,367.80	62.12	8.126	73,974.96	653	76.21
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Loan Type of the Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Conventional w/o PMI	3,760	$359,344,220.35	79.85%	7.818%	$95,570.27	658	70.76%
Conventional w/ PMI	305	35,988,750.53	8.00	6.754	117,995.90	656	87.94
FHA	376	33,579,935.51	7.46	6.249	89,308.34	643	90.14
Contract for Deed	404	11,313,806.78	2.51	9.491	28,004.47	654	69.78
FHA Uninsured	58	5,882,076.59	1.31	6.669	101,415.11	615	87.28
VA	59	2,578,723.90	0.57	7.531	43,707.18	617	78.16
VA Uninsured	13	1,191,411.49	0.26	6.271	91,647.04	690	93.51
Other	2	122,835.59	0.03	9.633	61,417.80	575	80.21
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Score	226	$17,007,017.01	3.78%	7.777%	$75,252.29	NA	67.87%
468 to 479	5	471,866.37	0.10	9.121	94,373.27	472	76.27
480 to 519	280	18,642,372.88	4.14	9.670	66,579.90	509	76.43
520 to 539	359	23,340,526.06	5.19	9.078	65,015.39	529	76.52
540 to 559	364	22,722,811.39	5.05	8.725	62,425.31	549	75.31
560 to 579	348	24,826,257.34	5.52	8.795	71,339.82	570	75.16
580 to 599	340	21,672,359.14	4.82	8.655	63,742.23	589	76.04
600 to 619	313	22,897,519.34	5.09	8.326	73,155.01	610	75.45
620 to 639	396	35,196,487.21	7.82	7.750	88,880.02	630	74.87
640 to 659	417	46,135,846.30	10.25	7.454	110,637.52	649	76.48
660 to 679	368	42,046,934.41	9.34	7.583	114,257.97	669	75.14
680 to 699	354	41,215,924.11	9.16	7.186	116,429.16	690	75.22
700 to 719	296	31,711,489.18	7.05	6.899	107,133.41	711	74.96
720 to 739	270	32,833,633.99	7.30	6.488	121,606.05	731	73.88
740 to 759	212	23,545,328.25	5.23	6.453	111,062.87	749	71.76
760 to 779	169	23,209,618.10	5.16	6.581	137,335.02	769	65.32
780 to 799	138	14,328,471.65	3.18	6.411	103,829.50	790	66.10
800 to 819	84	6,664,400.46	1.48	6.620	79,338.10	809	65.47
820 to 839	37	1,524,931.20	0.34	6.053	41,214.36	824	50.02
840 to 842	1	7,966.35	0.00	12.000	7,966.35	842	31.87
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average credit score of the Mortgage Loans with credit scores is approximately 656.

Mortgaged Property Type of the Mortgage Loans

Mortgaged Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single Family	3,353	$282,860,148.92	62.86%	7.649%	$84,360.32	645	74.19%
Planned Unit Development	203	35,772,710.60	7.95	6.217	176,220.25	666	78.31
Condominium	355	27,536,685.03	6.12	7.338	77,568.13	667	72.09
2-4 Family	216	25,157,727.02	5.59	7.739	116,470.96	659	75.80
Multi-Family	67	19,976,016.62	4.44	7.880	298,149.50	713	78.42
Single Family (other)(1)	477	19,016,346.32	4.23	9.126	39,866.55	667	69.09
Commercial (other)(2)	66	13,720,151.99	3.05	7.572	207,881.09	699	59.68
Manu Housing or Mobile Home	143	9,607,090.73	2.13	9.060	67,182.45	643	77.83
Mixed-Use	30	5,175,230.48	1.15	8.948	172,507.68	699	70.91
Restaurant	11	3,622,292.17	0.80	8.680	329,299.29	656	62.59
Office	18	3,404,112.66	0.76	7.806	189,117.37	672	62.41
Retail	20	3,134,425.62	0.70	6.828	156,721.28	710	77.14
Cooperative	18	1,018,822.58	0.23	6.497	56,601.25	678	71.38
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

(1) Includes undeveloped residential land, duplexes and townhouses.
(2) Includes day care centers, funeral homes, hotels, motels, warehouses, marinas, self-storage facilities, auto repair centers, auto sales centers, gas stations, churches, car washes, mobile home parks, industrial properties, agricultural properties and special purpose properties.

Occupancy Types of the Mortgage Loans

Occupancy Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary	3,666	$349,615,173.43	77.69%	7.513%	$95,366.93	649	74.60%
Investment	1,215	91,222,827.52	20.27	8.171	75,080.52	678	72.21
Second Home	96	9,163,759.79	2.04	7.100	95,455.83	696	62.91
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Documentation Levels of the Mortgage Loans

Documentation Levels	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	1,787	$170,970,684.71	37.99%	7.315%	$95,674.70	662	73.54%
Limited Documentation	1,508	111,086,109.87	24.69	7.835	73,664.53	651	71.66
Stated Documentation	888	84,740,315.37	18.83	8.455	95,428.28	647	71.89
Alternative Documentation	579	66,830,765.21	14.85	7.01	115,424.46	663	80.79
No Income	84	9,510,280.80	2.11	6.761	113,217.63	670	71.58
No Income No Asset	131	6,863,604.78	1.53	9.737	52,393.93	610	78.70
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Indices of the Adjustable Rate Mortgage Loans

Indices	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 Year CMT	462	$67,172,842.04	39.41%	5.548%	$145,395.76	671	72.58%
Prime	308	43,807,392.89	25.70	9.250	142,231.80	636	65.70
6 Month LIBOR	270	37,055,741.31	21.74	6.952	137,243.49	645	73.13
1 Year LIBOR	29	10,146,815.11	5.95	5.105	349,890.18	715	72.96
5 Year CMT	24	4,008,983.65	2.35	7.228	167,040.99	718	63.38
3 Year CMT	44	2,579,033.45	1.51	6.798	58,614.40	694	57.22
COFI	43	2,473,779.81	1.45	5.268	57,529.76	685	54.83
1 Month LIBOR	7	2,206,787.87	1.29	4.644	315,255.41	750	57.00
6 Month CMT	4	558,727.19	0.33	7.157	139,681.80	638	76.96
2 Year CMT	5	308,819.90	0.18	10.043	61,763.98	611	70.91
1 Month CD	1	69,354.58	0.04	10.750	69,354.58	576	95.01
FNMA 30 Year Fixed Rate	1	62,115.14	0.04	8.000	62,115.14	512	65.38
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

Frequency of Mortgage Rate Adjustment of the Adjustable Rate Mortgage Loans

Frequency of Mortgage Rate Adjustment (months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1	12	$3,455,092.80	2.03%	4.480%	$287,924.40	721	64.85%
3	2	216,105.33	0.13	7.896	108,052.67	555	90.72
6	326	54,968,793.14	32.25	7.232	168,615.93	661	72.32
12	771	105,249,328.35	61.75	6.699	136,510.15	658	69.58
24	7	433,907.72	0.25	9.515	61,986.82	657	60.10
36	51	2,761,203.43	1.62	6.853	54,141.24	688	56.55
48	1	22,537.35	0.01	9.000	22,537.35	569	35.77
60	28	3,343,424.82	1.96	6.673	119,408.03	704	64.86
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

Gross Margins of the Adjustable Rate Mortgage Loans

Gross Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Margin	48	$1,680,290.93	0.99%	5.764%	$35,006.06	715	45.66%
0.190 to 0.249	3	24,717.00	0.01	6.858	8,239.00	726	35.40
0.250 to 0.999	3	183,245.88	0.11	6.303	61,081.96	679	52.70
1.000 to 1.999	21	1,373,820.43	0.81	4.502	65,420.02	723	64.11
2.000 to 2.999	410	87,021,775.93	51.05	5.223	212,248.23	692	71.52
3.000 to 3.999	139	15,374,895.83	9.02	6.528	110,610.76	688	72.29
4.000 to 4.999	78	11,033,034.60	6.47	7.637	141,449.16	680	66.73
5.000 to 5.999	283	29,194,945.26	17.13	10.030	103,162.35	587	64.41
6.000 to 6.999	100	13,846,693.87	8.12	8.524	138,466.94	615	72.69
7.000 to 7.999	83	8,688,657.32	5.10	9.013	104,682.62	599	75.24
8.000 to 8.999	22	1,421,442.57	0.83	9.796	64,611.03	619	74.30
9.000 to 9.999	6	482,542.75	0.28	9.426	80,423.79	634	86.78
10.000 to 10.999	1	88,422.00	0.05	10.430	88,422.00	541	55.26
11.000 to 11.250	1	35,908.57	0.02	14.750	35,908.57	539	71.82
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 3.79% per annum.

Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Maximum Rate	214	$23,675,542.78	13.89%	9.136%	$110,633.38	621	62.66%
6.00 to 6.99	1	225,677.30	0.13	4.000	225,677.30	718	94.03
7.00 to 7.99	2	371,288.41	0.22	3.540	185,644.21	713	83.59
8.00 to 8.99	15	2,284,329.48	1.34	3.829	152,288.63	680	89.26
9.00 to 9.99	43	8,924,739.19	5.24	4.387	207,552.07	686	79.51
10.00 to 10.99	70	17,582,735.44	10.32	4.929	251,181.93	709	76.82
11.00 to 11.99	76	18,072,140.11	10.60	5.549	237,791.32	692	69.08
12.00 to 12.99	111	28,654,004.38	16.81	5.805	258,144.18	687	70.78
13.00 to 13.99	139	21,796,671.62	12.79	6.670	156,810.59	663	72.62
14.00 to 14.99	178	23,703,921.10	13.91	7.072	133,168.10	649	66.73
15.00 to 15.99	105	10,086,738.78	5.92	8.169	96,064.18	636	68.74
16.00 to 16.99	65	4,256,235.48	2.50	8.461	65,480.55	634	68.39
17.00 to 17.99	58	3,139,817.17	1.84	9.723	54,134.78	595	73.44
18.00 to 18.99	87	6,062,041.02	3.56	10.900	69,678.63	575	61.72
19.00 to 19.99	13	476,144.40	0.28	11.869	36,626.49	546	69.68
20.00 to 20.99	8	343,267.09	0.20	11.073	42,908.39	645	66.87
21.00 to 21.99	11	715,081.76	0.42	10.336	65,007.43	656	69.99
23.00 to 23.99	1	58,803.90	0.03	10.875	58,803.90	653	78.51
25.00	1	21,213.53	0.01	7.740	21,213.53	644	63.70
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans with Maximum Mortgage Rates is approximately 13.08% per annum.

Minimum Mortgage Rates of the Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Minimum Rate	54	$5,363,776.21	3.15%	5.539%	$99,329.19	697	70.52%
0.25 to 0.99	7	1,301,243.90	0.76	5.274	185,891.99	688	85.18
1.00 to 1.99	19	1,228,019.49	0.72	3.852	64,632.60	687	63.55
2.00 to 2.99	340	73,869,717.20	43.34	5.056	217,263.87	690	70.64
3.00 to 3.99	102	5,895,683.93	3.46	5.287	57,800.82	663	65.69
4.00 to 4.99	49	5,470,345.65	3.21	6.567	111,639.71	693	66.53
5.00 to 5.99	49	4,087,028.97	2.40	6.595	83,408.75	667	75.62
6.00 to 6.99	57	12,398,957.98	7.27	6.905	217,525.58	692	75.61
7.00 to 7.99	105	18,463,665.07	10.83	7.658	175,844.43	645	77.88
8.00 to 8.99	80	12,826,857.47	7.53	8.605	160,335.72	649	64.88
9.00 to 9.99	43	5,588,130.46	3.28	9.542	129,956.52	621	66.93
10.00 to 10.99	35	2,226,901.96	1.31	10.479	63,625.77	608	72.17
11.00 to 11.99	225	20,067,470.73	11.77	11.031	89,188.76	558	62.03
12.00 to 12.99	21	1,236,071.14	0.73	12.349	58,860.53	591	62.96
13.00 to 13.99	8	300,780.37	0.18	13.430	37,597.55	568	72.53
14.00 to 14.75	4	125,742.41	0.07	14.461	31,435.60	573	80.05
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Minimum Mortgage Rate of the Adjustable Rate Mortgage Loans with Minimum Mortgage Rates is approximately 5.50% per annum.

Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans

Months to Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 6	423	$51,076,673.90	29.97%	6.845%	$120,748.64	659	65.50%
7 to 12	420	43,394,270.05	25.46	7.585	103,319.69	616	67.68
13 to 18	52	6,451,928.16	3.79	7.451	124,075.54	637	77.57
19 to 24	113	25,787,037.23	15.13	7.514	228,203.87	679	75.58
25 to 30	32	4,903,730.31	2.88	5.240	153,241.57	716	76.03
31 to 36	39	6,279,983.69	3.68	7.216	161,025.22	686	76.78
37 to 42	7	1,086,850.19	0.64	6.721	155,264.31	712	67.73
43 to 48	20	6,230,475.59	3.66	5.673	311,523.78	681	62.74
49 to 54	42	11,627,492.08	6.82	4.771	276,845.05	708	75.42
55 to 60	31	7,669,752.67	4.50	5.477	247,411.38	702	75.22
61 to 66	1	198,522.37	0.12	6.250	198,522.37	768	77.85
67 to 72	5	2,105,298.03	1.24	5.304	421,059.61	679	78.26
73 to 78	6	1,056,556.62	0.62	5.228	176,092.77	713	74.79
79 to 84	6	2,259,122.05	1.33	6.191	376,520.34	746	67.63
109 to 114	1	322,700.00	0.19	5.375	322,700.00	748	79.09
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans is approximately 20 months.

Periodic Caps of the Adjustable Rate Mortgage Loans

Periodic Caps(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Periodic Cap	281	$29,940,432.09	17.57%	8.890%	$106,549.58	614	59.79%
1.000	343	39,419,176.82	23.13	7.226	114,924.71	643	77.43
1.001 to 1.250	2	569,992.11	0.33	4.502	284,996.06	696	73.02
1.251 to 1.500	62	11,966,084.25	7.02	7.449	193,001.36	688	79.58
1.751 to 2.000	488	85,287,533.16	50.04	5.936	174,769.54	682	69.04
2.001 to 2.250	1	649,837.46	0.38	6.000	649,837.46	690	67.52
2.251 to 2.500	5	360,568.59	0.21	6.078	72,113.72	656	50.02
2.751 to 3.000	8	224,479.30	0.13	5.560	28,059.91	644	42.29
3.751 to 4.000	1	77,036.08	0.05	10.900	77,036.08	783	37.95
4.751 to 5.000	6	1,767,312.02	1.04	4.230	294,552.00	729	75.52
7.251 to 7.500	1	187,941.06	0.11	4.250	187,941.06	666	53.70
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Periodic Cap of the Adjustable Rate Mortgage Loans with Periodic Caps is approximately 1.723% per annum.

ABS New Transaction

Computational Materials

$[448,875,000] (approximate)
BayView Financial
Mortgage Pass-Through Certificates,
Series 2004-A

BAYVIEW FINANCIAL
TRADING GROUP

Wells Fargo Bank, N.A.
Master Servicer

Wachovia Bank
Trustee

April 5, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

[$448,875,000]

(APPROXIMATE, SUBJECT TO +/- 10% VARIANCE)

BAYVIEW FINANCIAL

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-A

MORTGAGE BACKED SECURITIES

Wells Fargo Bank, N.A., Master Servicer

Senior / Subordinate REMIC Certificates

One Month LIBOR Available Funds Floaters -No Hard Cap – Act/360 – No Delay

BAYVIEW FINANCIAL TRADING GROUP

Class	Approximate Size ($)	Initial Coupon(1)	WAL 35% Call (2)	WAL 10% Call (3)	Payment Window to Call (3)	Initial Credit Support (4)	Legal Final Maturity (5)	Expected Ratings (4) Fitch /Moody's/S&P
A-IO (6) (7)	Notional	Variable						AAA/Aaa/AAA
A(7)	389,250,000.00	1mL + [ ]%						AAA/Aaa/AAA
M-1(7)	27,000,000.00	1mL + [ ]%						AA/Aa2/AA
M-2(7)	4,500,000.00	1mL + [ ]%						AA-/Aa3/AA-
M-3(7)	10,500,000.00	1mL + [ ]%						A/A2/A
M-4(7)	4,500,000.00	1mL + [ ]%						A-/A3/A-
B-1(7)	4,125,000.00	1mL + [ ]%			Not Offered Hereby			BBB+/Baa1/BBB+
B-2(7)	9,000,000.00	1mL + [ ]%						BBB/Baa2/BBB
X(8) (7)	$0	NA						NR
F(9) (7)	$0	NA						NR
P(10) (7)	$0	NA						NR
R(11) (7)	$0	NA						NR

(1) Each variable rate class (the "LIBOR Certificates"), other than the Class A-IO Certificates, will accrue interest at rate of One Month LIBOR plus a specified margin. The margin on the Class A Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 10% Optional Termination may be exercised. Each Class of LIBOR Certificates is subject to the applicable Available Funds Cap, as described on page 10. One Month LIBOR for the first accrual period will be determined two business days prior to the Closing Date. The Class A-IO Certificates will have a coupon as described on page 12.

(2) All Classes of Certificates will be subject to a 35% Auction Call. The weighted average life to the 35% Call assumes: (i) prepayments occur at 21% CPR, (ii) the 35% call is exercised on the first eligible Distribution Date and (iii) bonds pay on the 28th of each month beginning in April 2004.

(3) The weighted average lives to 10% Call assume: (i) prepayments occur at 21% CPR, (ii) the 10% Optional Call is exercised and (iii) bonds pay on the 28th of each month beginning in April 2004.

(4) Assumes Over-collateralization ("O/C") has built to 2.75% target. Initial Credit Support equals (i) the percentage of bonds (as a product of the mortgage loan balance) subordinate to such Class plus (ii) the overcollateralization target. The overcollateralization target is assumed to be 2.75%. The overcollateralization amount on the Closing date will equal 0.25% of the Cut-Off Date collateral balance. Rating levels are subject to final approval.

(5) The legal final maturity date was determined by adding one year to the date of the last maturing loan for all Certificates except the Class A-IO Certificates. The legal final maturity date for the Class A-IO Certificates is the 30th Distribution Date.

(6) The Class A-IO will be entitled to receive payments of interest only based on a variable notional amount as described on page 12.

(7) The all Classes of Certificates are not offered hereby.

(8) The Class X Certificate represent the entitlement to certain remaining cash flows in respect of the mortgage loans following payment of principal and interest in respect of the Offered Certificates, the Class F Certificates and the Class P Certificates, as described herein.

(9) The Class F Certificates are entitled to an amount payable on a monthly basis at an annualized rate equal to the product of (A) the greater of (i) the lesser of (a) [3.25%] minus the current one-month LIBOR ("LIBOR") rate and (b) the weighted average Net Mortgage Rate of the Class F Mortgage Loans, and (ii) zero and (B) the actual balance of fixed rate and balloon loans.

(10) The Class P Certificates are entitled to all prepayment penalty distributions.

(11) The Class R Certificates are a non-economic REMIC tax residual.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chang	(212) 449-1701
Sonia Lee	(212) 449-5067
Amanda de Zutter	(212) 449-0425

Trading

Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

Rating Agencies

Fitch

Stephen Lei	(212) 908-0778

Moody's

Christine Lachnicht	(212) 553-4586

S&P

Bridget Steers	(212) 438-2610

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE SCHEDULED COLLATERAL BALANCES AS OF MARCH 1, 2004 (THE "STATISTICAL CALCULATION DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

Title of Offered Certificates	BayView Financial ("BAYV"), Mortgage Pass-Through Certificates, Series 2004-A, consisting of: Class A and Class A-IO Certificates, (collectively, the "Senior Certificates"), Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates (collectively, the "Subordinate Certificates"). The Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates are collectively referred to as the "LIBOR Certificates." The Class A-IO Certificates are also referred to as the "Interest-Only Class."
Lead Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Citigroup Global Markets Inc., GMAC RFC Securities and Lehman Brothers Inc.
Depositor	BayView Financial Securities Company, LLC
Seller	BayView Financial Trading Group, L.P.
Master Servicer	Wells Fargo Bank, N.A.

Servicers

M & T	84.40%
Interbay	13.51%
Washington Mutual	0.64%
GMAC Mortgage Corporation	0.56%
Citimortgage	0.53%
Aurora Loan Services Inc.	0.36%

Servicing Advances	The Servicers are required under the servicing agreements to advance delinquent payments of principal and interest on all Mortgage Loans in the trust, to the extent that such advances are expected to be ultimately recoverable from the related Mortgage Loan.
Trustee	Wachovia Bank, National Association
Cut-Off Date	[March 1, 2004]
Pricing Date	On or about April [5], 2004
Closing Date	On or about April [8], 2004
Distribution Dates	Distribution of principal and interest on the certificates will be made on the 28th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in April 2004.
ERISA Considerations	As of the Closing Date, the Senior Certificates will be eligible for purchase by employee benefit plans and other plans and arrangements that are subject to ERISA or Section 4975 of the Internal Revenue Code, subject to certain conditions. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. The Subordinate Certificates will not be ERISA eligible.
Legal Investment	The offered certificates will not constitute "mortgage-related securities" for the purposes of SMMEA.
Tax Status	For federal income tax purposes, multiple elections will be made to treat specified portions of the

Trust Fund as "real estate mortgage investment conduits" (each, a "REMIC").

Auction Call

On the first Distribution Date on or after the date on which the aggregate principal balance of the LIBOR Certificates is less than 35% of the aggregate principal balance of the LIBOR Certificates as of the Closing Date ("the Initial Certificate Balance"), the Trustee will solicit bids in a commercially reasonable manner for purchase of the Mortgage Loans and other property of the Trust for a price not less than the Minimum Bid Price. The Trustee will not sell the assets of the Trust unless it has received at least three bids and at least one such bid is for not less than the Minimum Bid Price. This process will be repeated every three months until the Minimum Bid Price is received.

The Trustee will be reimbursed for the costs of such sale before the proceeds are paid to Securityholders.

Minimum Bid Price

The "Minimum Bid Price" will equal the sum of (i) the aggregate unpaid principal balance of the Mortgage Loans, (ii) interest accrued and unpaid on the Mortgage Loans, (iii) the fair market value of all other property of the Trust Fund and (iv) any unpaid servicing advances, fees and expenses of the Master Servicer, the Servicers and the Trustee and (iv) a termination amount payable in respect of the Class A-IO Certificates.

In the event that satisfactory bids are received, the net sale proceeds will be distributed to the Certificateholders in the same order of priority as interest and principal distributions. If satisfactory bids are not received, the Trustee shall decline to sell the Mortgage Loans and the process will be repeated every three months until the Minimum Bid Price is received.

Optional Termination

On the Distribution Date on which the current collateral balance is less than 10% of the Cut-Off Date collateral balance, if the property of the Trust has not been sold as described above, the holder of the Class X Certificate and the Master Servicer will, as provided in the Pooling and Servicing Agreement, have the option to purchase the Mortgage Loans and all other property of the Trust Fund at a price equal to the sum of (a) the greater of (1) the aggregate unpaid principal balance of the Mortgage Loans and (2) the fair market value of the Mortgage Loans without regard to accrued interest, (b) interest accrued and unpaid on the Mortgage Loans, (c) any unpaid servicing advances with respect to the Mortgage Loans and (d) the fair market value of all other property of the Trust Fund.

Pricing Prepayment Speed

[21%] constant prepayment rate ("CPR")

Mortgage Loans

The mortgage pool will consist of fixed rate and adjustable rate, first lien, mortgage loans ("Mortgage Loans") having an aggregate stated principal balance as of the Cut-Off Date of $450,001,760.74:

- $279,551,367.80 principal balance of fixed rate mortgage loans
- $170,450,392.94 principal balance of adjustable rate mortgage loans

Approximately 16.05% of the aggregate principal balance of the mortgage loans as of the Cut-off Date will be covered by primary mortgage insurance or will be VA, FHA or FMHA insured.

Total Deal Size

Approximately [$448,875,000]

Administrative Fees

The Servicers, Master Servicer, Trustee and Custodian will be paid fees aggregating approximately 77.99 bps per annum (payable monthly) on the stated principal balance of the Mortgage Loans.

Servicing Fee

Approximately 75.74 bps per annum on the aggregate principal balance of the mortgage loans, payable monthly.

Master Servicing Fee

1.50 bps per annum of the collateral balance

Trustee Fee 0.50 bps per annum of the collateral balance

Custodian Fee 0.25 bps per annum of the collateral balance

Credit Enhancements

1. Excess interest
2. Over-Collateralization
3. Subordination
4. Reserve Fund

Excess Interest Excess interest cashflow will be available as credit enhancement.

A percentage of Excess Interest ("Available Excess Interest") will be available on each Distribution Date to build Over-Collateralization. For each Distribution Date from [April 2004 to March 2005], Available Excess Interest will equal 50% of Excess Interest (ie.: twelve month 50% "excess spread holiday"); thereafter, Available Excess Interest will equal 100% of Excess Interest. For every Distribution Date, Available Excess Interest will be applied as principal on each Distribution Date in reduction of the Class Principal Balances of the LIBOR Certificates to build and maintain the Over-Collateralization Amount, as described herein. The amount of Available Excess Interest will vary over time based on the prepayment and default experience of the Mortgage Loans, whether the Servicer advances on delinquent Mortgage Loans (including the non-performing Mortgage Loans), and variations in the underlying indices on the Adjustable Rate Mortgage Loans.

Over-Collateralization Available Excess Interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Over-Collateralization or "O/C").

The "Target O/C Amount" or "O/C Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 2.75% of the original collateral balance. On or after the Stepdown Date and on any Distribution Date for which a Trigger Event is not in effect, the O/C Target is equal to the greater of (i) 5.50% of the current collateral balance and (ii) 0.50% of the original collateral balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the O/C Target will be equal to the O/C Target for the immediately preceding Distribution Date.

On the Closing Date, Initial O/C is expected to be approximately 0.25% of the Cut-Off date collateral balance. The O/C Floor will be equal to 0.50% of the Cut-Off Date Balance.

Initial: 0.25% of original balance
Target: 2.75% of original balance before stepdown, greater of 5.50% of current balance or 0.50% of original collateral after stepdown
Floor: 0.50% of original balance

Subordination:
(1) includes O/C target

Classes	Rating (F/M/S)	Subordination (1)
Class A	AAA/Aaa /AAA	16.00%
Class M-1	AA/Aa2 /AA	10.00%
Class M-2	AA-/Aa3/AA-	9.00%
Class M-3	A/A2/A	6.67%
Class M-4	A-/A3/A-	5.67%
Class B-1	BBB+/Baa1/BBB+	4.75%
Class B-2	BBB/Baa2/BBB	2.75%

Initial Class Sizes:

Classes	Rating (F/M/S)	Class Sizes
Class A	AAA/Aaa /AAA	86.50%
Class M-1	AA/Aa2 /AA	6.00%
Class M-2	AA-/Aa3/AA-	1.00%
Class M-3	A/A2/A	2.33%
Class M-4	A-/A3/A-	1.00%
Class B-1	BBB+/Baa1/BBB+	0.92%
Class B-2	BBB/Baa2/BBB	2.00%

Reserve Fund

A Reserve Fund will be created for the benefit of the LIBOR Certificate holders that will be funded by interest rate cap payments received under the Cap Agreement, as defined herein.

Priority of Funding the Reserve Fund

The Reserve Fund will be funded by interest rate cap payments received under the Cap Agreement for each Distribution Date falling in May 2004 through April 2014. On a monthly basis, interest rate cap payments received under the Cap Agreement will be paid as follows:

1. To pay any Current Interest Shortfalls on the LIBOR Certificates;
2. To pay any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls on the LIBOR Certificates;
3. To pay any current period losses;
4. To pay any Deferred Principal Amounts to the Subordinate Certificates;
5. To pay the Reserve Fund any remaining amounts up to the Reserve Fund Target, as defined herein; and
6. To pay any remaining amounts to the holder of the Class X Certificate.

After the Distribution Date in [April 2014] (month 121) the Cap Agreement expires and the Reserve Fund will only be available to the LIBOR Certificate holders to the extent there is a remaining balance in the Reserve Fund.

On a monthly basis, amounts on deposit in the Reserve Fund will be available to absorb portfolio losses. Amounts on deposit in the Reserve Fund will be applied to losses before losses are absorbed by O/C or the LIBOR Certificates.

Reserve Fund Target

The "Reserve Fund Target" with respect to each Distribution Date will be equal to the greater of (1) the O/C Target Balance in effect for such Distribution Date, less the current O/C Amount after giving effect to all distributions and losses for that month and (2) zero.

Accrued Interest

The Certificates will settle flat.

Delay Days

0 days, bonds settle flat.

Day Count

With respect to all Certificates, excluding the Class A-IO Certificates, Actual/360. With respect to the Class A-IO Certificates, 30/360 days.

Due Period

With respect to any Distribution Date is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Registration	The Offered Certificates will be available in book-entry form through DTC.
Denominations	LIBOR Certificates: Minimum of $25,000, and multiples of $1 in excess thereof. Class A-IO Certificates: Minimum of $1,000,000 and multiples of $1 in excess thereof.
Clearing	DTC, Euroclear or Clearstream
Principal Distribution Amount ("PDA")	The Principal Distribution Amount with respect to any Distribution Date will be equal the Principal Remittance Amount for such date minus the O/C Release Amount, if any, for such date.
Principal Remittance Amount	Principal Remittance Amount with respect to any Distribution Date will be equal, in general, to the sum of (i) all principal collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, (ii) all prepayments in full or in part received during the applicable Prepayment Period, (iii) the portion of the purchase price allocable to principal of each Mortgage Loan that was purchased from the Trust Fund during the related Prepayment Period, (iv) the portion of any Substitution Amount allocable to principal paid during the related Prepayment Period, and (v) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to principal, as reduced in each case, as provided in the Pooling and Servicing Agreement, by unreimbursed Advances, to the extent allocable to principal and other amounts due to the Master Servicer, the Servicers or the Trustee and not reimbursed from the Interest Remittance Amount for such Distribution Date.
O/C Release Amount	The Over-collateralization (O/C) Release Amount with respect to any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, assuming that 100% of the Principal Remittance Amount for such date is applied on such date to distribution of principal on the LIBOR Certificates, exceeds (ii) the Target O/C Amount for such date.
O/C Amount	The O/C Amount with respect to any Distribution Date will be equal to the amount, if any, by which (x) the collateral balance for such date exceeds (y) the aggregate Class Principal Balance of the LIBOR Certificates after giving effect to distributions on such Distribution Date.
Class F Certificates	On each Distribution Date the Class F Certificates will be entitled to interest on a notional amount equal to the aggregate Principal Balance of the Fixed Rate Mortgage Loans (the "Class F Mortgage Loans") at an annual rate equal to the excess, if any, of (a) the lesser of (i) [3.25%] and (ii) the weighted average Net Mortgage Rate of the Class F Mortgage Loans, over (b) actual LIBOR. Such distributions will terminate after the Distribution Date in [March 2008] (the 48th Distribution Date).
Class F Payment Amount	The amount payable by the Trustee to the Class F Certificates on any Distribution Date is referred to as the "Class F Payment Amount." Any shortfall in the amount paid to the Class F Certificates on any Distribution Date due to the amount of interest being subject to a cap is referred to as the "Class F Shortfall". Payment of the Class F Payment Amount on any Distribution Date will reduce amounts that would otherwise be available for distribution to holders of the offered certificates.
Current Interest	Current Interest for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Balance or Class Notional Amount of that Class.
Carryforward Interest	Carryforward Interest with respect to each Class of LIBOR Certificates will equal, with respect to any Distribution Date, the amount, if any, by which (i) the sum of (x) Current Interest for such

Class for the immediately preceding Distribution Date and (y) any unpaid Carryforward Interest from previous Distribution Dates exceeds (ii) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date.

Net Mortgage Rate

The Net Mortgage Rate with respect to each Mortgage Loan will equal the Mortgage Rate thereon, minus the Administrative Fees.

Coupon Step Up

The margin on the Class A Certificates will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 10% optional termination may be exercised.

Available Funds Cap

The "Senior LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(1) (a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates *minus* (b) the total of interest accrued for the related Accrual Period on all classes of Senior Certificates having a higher priority of distribution than the Class A Certificates *divided by* (2) the Class Principal Balance of the Class A Certificates immediately prior to that Distribution Date *multiplied by* (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

The "Subordinate LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates *minus* (b) the total of interest accrued for the related Accrual Period on the Senior Certificates *divided by* (2) the Class Principal Balance of the Subordinate Certificates immediately prior to that Distribution Date *multiplied by* (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Basis Risk Shortfall

To the extent that (a) the amount of interest payable to a Class exceeds (b) its Available Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions.

Cap Agreement

The LIBOR Certificate holders will benefit from a series of interest rate cap payments pursuant to a cap agreement (the "Cap Agreement"), which is intended to partially mitigate the interest rate risk that could result from the difference between the interest rates on the LIBOR Certificates and the weighted average coupon of the Fixed Rate Mortgage Loans.

Cap Notional Balance

On each Distribution Date, payments under the Cap Agreement will be made based upon a notional balance (the "Cap Notional Balance") equal to an amount initially equal to the approximate aggregate Principal Balance of the Fixed Rate (including fixed rate balloon) Mortgage Loans, which will decline each month on the basis of assumed prepayments of principal at a rate no greater than 18% CPR and the assumption that no defaults or losses occur.

The Cap Agreement will have a strike rate pursuant to the following schedule:

Months	Strike	Cap Ceiling
2-37	3.25%	N/A
38-97	5.25%	10.25%
98-121	7.25%	10.25%

During the first three years of the transaction the LIBOR Certificates will have some protection against any increases in LIBOR greater than the initial strike rate. Any movement in LIBOR between the initial strike rate + 2% will not be covered under the Cap Agreement after month 37. Beginning in month 38 the Trust will have some protection for the next five years against any increases in LIBOR between the initial strike rate + 2% and the initial strike rate + 7%. This will represent a 500 basis point corridor of coverage. Any movement in LIBOR between the initial strike rate + 4% will not be covered under the Cap Agreement after month 97. Beginning in month 98 the Trust will have some protection for the next two years against any increases in LIBOR between the initial strike rate + 4% and the initial strike rate + 7%. This will represent a 300 basis point corridor of coverage. After month 121 (year 10) the Cap Agreement expires.

Excess Cap Amount

To the extent that the notional balance of the Cap Agreement exceeds the aggregate Principal Balance of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months, the amount payable under the Cap Agreement in respect of such excess may not be available to the Certificate holders of the Offered Certificates.

Certificate Interest Rates

On each Distribution Date, the Class A Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Auction Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Senior LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-3 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-4 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, and (y) the Subordinate LIBOR Class Available Funds Cap.

For each Distribution Date, interest will accrue on the LIBOR Certificates at their respective Certificate Interest Rates from the Distribution Date in the month preceding the month of such

Distribution Date (or, in the case of the first Distribution Date, from the Closing Date) through the day before such Distribution Date, on an actual/360 basis. There will be no delay days.

Interest-Only Class

The Class A-IO Certificates will be entitled to distributions of interest only and will accrue interest on a 30/360 basis. The Class A-IO Certificates will accrue interest on the Class A-IO Notional Amount at a per annum rate for each Distribution Date equal to the lesser of (A) the Class A-IO Coupon Rate set forth in the following schedule for the relevant Distribution Date and (B) the weighted average Mortgage Rate of the Mortgage Loans minus on a percentage basis (i) the Administrative Fees and (ii) the Class F Payments. The Class A-IO Notional Amount for a Distribution Date will be equal to the lesser of the collateral balance as of such Distribution Date and the amount set forth in the following schedule:

Distribution Date	Class A-IO Notional Amount	Class A-IO Coupon Rate (1)
1	450,000,000.00	2.00%
2	427,386,000.00	2.00%
3	405,903,000.00	2.00%
4	385,493,000.00	2.00%
5	366,105,000.00	2.00%
6	347,688,000.00	2.00%
7	330,189,000.00	2.00%
8	313,555,000.00	2.00%
9	297,755,000.00	2.00%
10	282,747,000.00	2.00%
11	268,492,000.00	2.00%
12	254,950,000.00	2.00%
13	242,087,000.00	2.25%
14	229,870,000.00	2.25%
15	218,266,000.00	2.25%
16	207,243,000.00	2.25%
17	196,774,000.00	2.25%
18	186,831,000.00	2.25%
19	177,387,000.00	2.25%
20	168,418,000.00	2.25%
21	159,900,000.00	2.25%
22	151,810,000.00	2.25%
23	144,126,000.00	2.25%
24	136,829,000.00	2.25%
25	129,900,000.00	2.25%
26	123,319,000.00	2.25%
27	117,069,000.00	2.25%
28	111,134,000.00	2.25%
29	105,497,000.00	2.25%
30	100,146,000.00	2.25%
31+	0.00	

(1) Subject to the calculation in the preceding paragraph

The Class A-IO Certificates will not be entitled to distributions of any kind after the 30th Distribution Date.

Realized Losses

If a Mortgage Loan becomes a liquidated loan and the net liquidation proceeds relating thereto and allocated to principal are less than the principal balance on such Mortgage Loan, the amount of such insufficiency is a "Realized Loss". Realized Losses will, in effect, be absorbed by (1) Available Excess Interest, (2) reduction of Reserve Fund and (3) reduction of Over-Collateralization. Following the reduction of any Over-Collateralization to zero, all allocable Realized Losses will be applied in reverse sequential order, beginning with the Class B-2

Certificates and ending with the Class M-1 Certificates. The balance of the Class A Certificates will not be reduced by Realized Losses.

Deferred Principal Amount

The "Deferred Principal Amount" with respect to each Class of Subordinate Certificates and each Distribution Date will be equal to the amount by which (x) the aggregate of applied Realized Losses previously applied in reduction of the Class Principal Balance thereof, together with interest thereon at the applicable Interest Rate, exceeds (y) the aggregate of amounts previously distributed in reimbursement of such Realized Losses, plus accrued interest.

Principal Payment Priority

Distributions of principal on the LIBOR Certificates will be made on each Distribution Date in an aggregate amount equal to the Principal Distribution Amount for such Distribution Date. The Class A-IO Certificates will not be entitled to receive any distributions of principal.

Prior to the Step Down Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates on a pro-rata basis. Principal will then be allocated sequentially to the, Classes M-1, M-2, M-3, M-4, B-1 and B-2 Certificates.

Interest Payment Priority

The Interest Rates for Classes A, M-1, M-2, M-3, M-4, B-1 and B-2 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) the applicable Available Funds Cap (as defined herein).

On each Distribution Date, the interest remittance amount for such date will be distributed in the following order of priority:

1. To pay the Servicing Fee, Master Servicing Fee, the Custodian Fee, the Trustee Fee and any fees payable in respect of lender paid mortgage insurance;
2. To pay the Class F Payment Amount to the Class F Certificates;
3. To pay Current Interest and Carryforward Interest to the Class A-IO Certificates;
4. To pay Current Interest and Carryforward Interest to the Class A Certificates;
5. To pay Current Interest and Carryforward Interest to Classes M-1, M-2, M-3, M-4, B-1 and B-2 Certificates (the "Subordinate Classes"), sequentially;
6. To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;
7. Any interest remaining after the application of (1) through (6) above will be deemed Excess Interest for such Distribution Date. Available Excess Interest will be distributed as principal as follows: (i) any Class F Shortfall which has not been paid, (ii) prior to the Stepdown Date or on any Distribution Date a Trigger Event is in effect Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A Certificates, and then sequentially to Classes M-1, M-2, M-3, M-4, B-1 and B-2 Certificates to maintain the Overcollateralization Target, and (iii) on or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1and Class B-2 Certificates to maintain the Overcollateralization Target;
8. To pay sequentially to the Classes A, M-1, M-2, M-3, M-4, B-1and B-2 Certificates any Current Interest Shortfalls, to the extent of amounts received under the Cap Agreement [(1)];
9. To pay to the Class A Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
10. To pay sequentially to Classes M-1, M-2, M-3, M-4, B-1and B-2 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
11. To the extent of any remaining amounts received under the Cap Agreement, the amount

of any losses on the Mortgage Loans in the priority specified in clause 9 above [(1)];

12. To pay sequentially to Classes M-1, M-2, M-3, M-4, B-1and B-2 Certificates, any Deferred Principal Amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
13. To the Reserve Fund any remaining cap payments received under the Cap Agreement up to the Reserve Fund Target Amount[(1)];
14. To pay remaining amounts to the holder of the Class X Certificate [(1)].

(1) Cap payments received under the Cap Agreement will be allocated in steps (8), (9), (10), (11), (12), (13), and (14), in that order of priority.

TRIGGER EVENT

Is in effect on a Distribution Date if any one of the following conditions exist as of the last day of the immediately preceding collection period:

i. The "Delinquency Rate" exceeds [14%]; or

ii. The aggregate amount of realized losses incurred since the Cut-off Date through the last day of such preceding collection period divided by the initial collateral balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring	**Loss Percentage**
April 2007 – March 2008	[2.20%] with respect to April 2007, plus an additional 1/12th of [0.55%] for each month thereafter
April 2008 – March 2009	[2.75%] with respect to April 2008, plus an additional 1/12th of [0.36%] for each month thereafter
April 2009 – March 2010	[3.11%] with respect to April 2009, plus an additional 1/12th of [0.14%] for each month thereafter
April 2010 and thereafter	[3.25%]

Step Down Date

The later to occur of (a) the Distribution Date in April 2007, (b) the first Distribution Date on which the aggregate principal balance is less than or equal to 50.00% of the Cut-off Date collateral balance, or (c) the first Distribution Date on which the subordination levels of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates reaches two times the initial subordination as outlined on page 7.

On or after the Step Down Date and as long as a Trigger Event is not in effect, all principal will be paid pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, as needed to build and maintain the required Target O/C Amount.

Delinquency Rate

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Prospectus

The Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the mortgage loans and the related mortgaged properties as of the close of business on the Cut-off Date. The sum of the columns below may not equal the total indicated due to rounding.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.55	4.07	3.09	2.38	1.88
Principal Window	Apr04 - May30	Apr04 - Sep26	Apr04 - Oct22	Apr04 - Jun19	Apr04 - Nov16
Principal # Months	314	270	223	183	152
Class M-1					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class M-2					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class M-3					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class M-4					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class B-1					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116
Class B-2					
Avg. Life (yrs)	10.83	7.97	6.51	5.84	5.37
Principal Window	Mar09 - May30	Sep07 - Sep26	Apr07 - Oct22	Apr07 - Jun19	Apr07 - Nov16
Principal # Months	255	229	187	147	116

[1] **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.**

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class A					
Avg. Life (yrs)	5.23	3.78	2.87	2.23	1.77
Principal Window	Apr04 - Feb19	Apr04 - Mar15	Apr04 - Sep12	Apr04 - Feb11	Apr04 - Nov09
Principal # Months	179	132	102	83	68
Class M-1					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class M-2					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class M-3					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class M-4					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class B					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32
Class B					
Avg. Life (yrs)	10.02	7.25	5.86	5.19	4.66
Principal Window	Mar09 - Feb19	Sep07 - Mar15	Apr07 - Sep12	Apr07 - Feb11	Apr07 - Nov09
Principal # Months	120	91	66	47	32

(1) **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.**

A-IO Sensitivity Analysis:

A-IO Sensitivity Analysis (1)	
Price (%)(2)	Yield (%)
2.40652	11.49
2.42652	10.58
2.44652	9.68
2.46652	8.80
2.48652	7.93
2.50652	7.08
2.52652	6.24
2.54652	5.41
2.56652	4.59
2.58652	3.79
2.60652	**3.00**
2.62652	2.22
2.64652	1.45
2.66652	0.70
2.68652	(0.05)
2.70652	(0.78)
2.72652	(1.50)
2.74652	(2.22)
2.76652	(2.92)
2.78652	(3.61)
2.80652	(4.30)
WAL	1.28
Mod Duration	0.98

1. **Assumes prepayments occur at 21% CPR.**
2. **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

Available Funds Cap (1)

Distribution Period	Senior LIBOR Class Available Funds Cap (%) (1)(2)	Distribution Period	Senior LIBOR Class Available Funds Cap (%) (1)(2)	Distribution Period	Senior LIBOR Class Available Funds Cap (%) (1)(2)
1	6.96	36	18.90	71	14.40
2	4.39	37	18.10	72	15.45
3	5.09	38	13.02	73	14.46
4	6.13	39	12.76	74	14.81
5	6.90	40	13.07	75	14.52
6	7.80	41	12.82	76	14.87
7	8.87	42	12.90	77	14.59
8	9.82	43	13.22	78	14.65
9	11.01	44	13.22	79	15.00
10	11.75	45	13.62	80	14.74
11	12.72	46	13.36	81	15.09
12	14.28	47	13.40	82	14.82
13	13.58	48	14.09	83	14.85
14	13.88	49	13.49	84	15.92
15	13.80	50	13.84	85	14.92
16	14.09	51	13.56	86	15.27
17	14.05	52	13.89	87	14.99
18	14.15	53	13.63	88	15.34
19	14.45	54	13.71	89	15.06
20	14.59	55	14.08	90	15.10
21	15.00	56	13.83	91	15.46
22	14.90	57	14.17	92	15.18
23	15.06	58	13.89	93	15.54
24	15.92	59	13.94	94	15.27
25	15.31	60	14.97	95	15.30
26	15.67	61	14.02	96	16.01
27	15.55	62	14.35	97	15.38
28	15.89	63	14.07	98	13.44
29	15.83	64	14.41	99	13.14
30	16.00	65	14.12	100	13.49
31	17.31	66	14.19	101	13.19
32	17.38	67	14.55	102	13.21
33	17.86	68	14.30	103	13.67
34	17.70	69	14.64	104	13.38
35	17.81	70	14.37	105	0.00

1. Assumes no losses, 10% cleanup call, 21% CPR, 1 month LIBOR ramp from 1.09% to 15% by month 12 and other indices ramp from their initial values to 15% by month 12, and [04/08/04] settlement date. The values indicated include proceeds received under the Cap Agreement, although such proceeds are excluded from the calculation of the Available Funds Cap defined herein.
2. Senior LIBOR Class Available Funds Cap means, (A)(I) (1) the total scheduled interest due based on the Net Mortgage Rates on the related Due Date plus amounts received under the Cap Agreement, less the current interest due on the Class F and Class A-IO Certificates multiplied by (2) the Class A Principal Balance divided by the aggregate principal balance of the Certificates, divided by (II) the Class A Principal Balance immediately prior to that Distribution Date multiplied by (B) 360 divided by the actual number of days in the related Accrual Period.

Per Annum Excess Interest (1):

Distribution Period	Available Excess Interest (%) (1)(2)	Distribution Period	Available Excess Interest (%) (1)(2)	Distribution Period	Available Excess Interest (%) (1)(2)
1	3.53%	35	3.71%	69	4.87%
2	1.92%	36	4.03%	70	4.79%
3	1.88%	37	3.71%	71	4.79%
4	2.03%	38	3.77%	72	4.99%
5	1.96%	39	3.66%	73	4.79%
6	2.01%	40	3.77%	74	4.85%
7	2.16%	41	3.66%	75	4.79%
8	2.01%	42	3.66%	76	4.85%
9	2.14%	43	3.77%	77	4.78%
10	2.08%	44	3.65%	78	4.78%
11	2.13%	45	3.75%	79	4.84%
12	2.48%	46	3.48%	80	4.77%
13	2.04%	47	3.46%	81	4.83%
14	2.19%	48	3.69%	82	4.76%
15	2.14%	49	4.89%	83	4.76%
16	2.29%	50	4.96%	84	4.96%
17	2.24%	51	4.89%	85	4.76%
18	2.29%	52	4.96%	86	4.82%
19	2.43%	53	4.89%	87	4.75%
20	2.37%	54	4.87%	88	4.82%
21	2.52%	55	4.91%	89	4.75%
22	2.44%	56	4.82%	90	4.75%
23	2.48%	57	4.89%	91	4.81%
24	2.86%	58	4.82%	92	4.74%
25	2.58%	59	4.82%	93	4.81%
26	2.72%	60	5.02%	94	4.74%
27	2.65%	61	4.82%	95	4.73%
28	2.79%	62	4.88%	96	4.87%
29	2.71%	63	4.81%	97	4.73%
30	2.73%	64	4.88%	98	4.80%
31	3.83%	65	4.81%	99	4.73%
32	3.72%	66	4.81%	100	4.80%
33	3.82%	67	4.87%	101	4.73%
34	3.71%	68	4.81%	102	4.73%

1. Assumes no losses, 10% cleanup call, 21% CPR and [04/08/04] settlement date.
2. Excess Interest is equal to (A) the product of (1) interest remaining after payment of Current Interest on Classes F, A-IO, A, M-1, M-2, M-3, M-4, B-1 and B-2 and (2) 12, divided by (B) the principal balance of Classes A, M-1, M-2, M-3, M-4, B-1 and B-2. Available Excess Interest will be equal to 50% of Excess Interest for the first 12 Distribution Dates. 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.

Merrill Lynch COMPUTATIONAL MATERIALS FOR BAYVIEW FINANCIAL, SERIES 2004-A

TOTAL COLLATERAL SUMMARY

Aggregate Outstanding Principal Balance		$450,001,761	
Aggregate Original Principal Balance		$493,914,771	
Number of Mortgage Loans		4,977	
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$5,500	$2,000,000	$99,239
Outstanding Principal Balance	$2,540	$1,987,554	$90,416
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	12	505	320
Stated remaining Term (mos)	1	478	281
Loan Age (mos)	0	402	40
Current Interest Rate	1.000%	17.700%	7.638%
Periodic Rate Cap(3)(4)	1.000%	7.500%	1.723%
Gross Margin(3)	0.000%	11.250%	3.795%
Maximum Mortgage Rate(3)(4)	6.000%	25.000%	13.080%
Minimum Mortgage Rate(3)(4)	0.250%	14.750%	5.499%
Months to Roll(3)	1	114	20
Current Loan-to-Value	0.70%	124.98%	73.88%
Credit Score(4)	468	842	656
	Earliest	**Latest**	
Maturity Date	02/16/04	01/01/44	

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%
Loan Type	
Adjustable Rate	37.88%
Fixed Rate	62.12
Occupancy	
Primary	77.69%
Investment	20.27
Second Home	2.04
Property Type	
Single Family	62.86%
Planned Unit Development	7.95
Condominium	6.12
2-4 Family	5.59
Multi-Family	4.44
Single Family (other)(5)	4.23
Commercial (other)(6)	3.05
Manufactured Housing and Mobile Homes	2.13
Mixed Used	1.15
Restaurant	0.80
Office	0.76
Retail	0.70
Cooperative	0.23

Year of Origination	Percent of Mortgage Pool
1984 and prior	1.25%
1985	0.41
1986	0.58
1987	0.70
1988	1.01
1989	0.63
1990	0.67
1991	0.66
1992	1.07
1993	2.29
1994	1.92
1995	1.57
1996	2.11
1997	2.64
1998	5.18
1999	8.08
2000	8.51
2001	8.88
2002	6.23
2003	40.48
2004	5.14
Loan Purpose	
Purchase	55.06%
Cashout Refinance	27.28
Rate/Term Refinance	17.67

1) Sum of Principal Balance divided by total number of loans.
2) Weighted by Outstanding Principal Balance.
3) ARM loans only.
4) Minimum and Weighting only for loans with values.
5) Includes undeveloped residential land, duplexes and townhouses.
6) Includes day care centers, funeral homes, hotels, motels, warehouses, marinas, self-storage facilities, auto repair centers, auto sales centers, gas stations, churches, mobile home parks, industrial properties, agricultural properties, and special purposes properties.

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	**48.30%**	**11.50%**	**40.20%**	**100.00%**
Fixed	55.90%	82.33%	63.82%	62.12%
ARM	44.10%	17.67%	36.18%	37.88%
Current Balance	$217,354,476	$51,760,008	$180,887,277	$450,001,761
Loan Count	1,895	579	2,503	4,977
Average Balance	$114,699	$89,396	$72,268	$90,416
%=>$200,000	52.35%	17.69%	25.02%	37.38%
%=>$500,000	19.20%	0.00%	4.79%	11.20%
Gross WAC	6.938%	6.612%	8.772%	7.638%
WAM (mos)	282	310	270	281
WA Age (mos)	36	44	44	40
WA Orig. Term (mos)	318	355	314	320
Balloon	4.31%	0.32%	5.38%	4.28%
Fully Amortizing	95.69%	99.68%	94.62%	95.72%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	712	626	592	656
% below 640	0.00%	54.62%	78.22%	37.73%
WA Current LTV	72.14%	88.74%	71.72%	73.88%
WA Margin(1)	3.283%	2.673%	4.701%	3.795%
WA Lifetime Cap (non-zero)(1)	12.547%	10.315%	14.484%	13.080%
WA Next Rate Adj.(mos)(1)	25	11	14	20
Property Type:				
Single-Family Dwelling	54.33%	73.62%	70.02%	62.86%
2-4 Family Dwelling	5.67%	5.78%	5.44%	5.59%
Condo	6.16%	6.44%	5.98%	6.12%
PUD	8.66%	11.83%	5.99%	7.95%
Small Balance Comm.	6.73%	0.00%	5.12%	5.31%
Multi-Family	8.52%	0.00%	0.81%	4.44%
Mixed Use	1.63%	0.00%	0.90%	1.15%
Co-op	0.30%	0.00%	0.20%	0.23%
Other	8.00%	2.33%	5.54%	6.36%
Occupancy Status:				
Owner Occupied	69.91%	93.72%	82.45%	77.69%
Investor Property	27.01%	5.83%	16.31%	20.27%
Second Home	3.08%	0.45%	1.24%	2.04%
Loan Purpose:				
Purchase Money	53.69%	78.72%	49.94%	55.06%
Cash Out/Refinance	26.27%	5.92%	34.60%	27.28%
Rate Term/Refinance	20.05%	15.36%	15.47%	17.67%
Insurance:				
FHA/VA	0.00%	69.86%	0.00%	8.04%
Conventional MI	9.41%	30.02%	0.00%	8.00%
Lender-paid MI	0.00%	0.00%	0.00%	0.00%
Non-MI	90.59%	0.12%	100.00%	83.97%
Geographic Location > 5% of Total:				
Texas	9.74%	7.42%	15.64%	11.85%
Florida	8.50%	7.02%	15.72%	11.23%
California	16.08%	4.54%	6.80%	11.02%
Puerto Rico	3.27%	0.28%	10.36%	5.78%
New York	6.37%	5.49%	4.76%	5.62%
Other	56.04%	75.25%	46.71%	54.50%
Delinquency Status:				
Current	100.00%	90.10%	87.05%	93.66%
30-59 days	0.00%	9.90%	12.95%	6.34%
60+ days	0.00%	0.00%	0.00%	0.00%
Index:(1)				
1 Year US Treasury	40.76%	94.39%	29.74%	39.41%
Prime Rate	20.49%	0.00%	36.93%	25.70%
6 Month LIBOR	19.73%	5.24%	26.99%	21.74%
1 Year LIBOR	9.14%	0.00%	2.12%	5.95%
5 Year US Treasury	3.79%	0.12%	0.55%	2.35%
3 Year US Treasury	2.06%	0.00%	0.93%	1.51%
COFI	1.80%	0.25%	1.10%	1.45%
1 Month LIBOR	1.88%	0.00%	0.62%	1.29%
6 Month US Treasury	0.30%	0.00%	0.41%	0.33%
Other	0.04%	0.00%	0.61%	0.26%

1) For Adjustable Rate Loans Only.

Original Principal Balances of the Mortgage Loans

Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5,500.00 to 49,999.99	1,885	$48,577,896.79	10.80%	9.538%	$25,770.77	621	69.28%
50,000.00 to 99,999.99	1,629	102,513,765.94	22.78	8.624	62,930.49	625	76.08
100,000.00 to 149,999.99	621	70,289,686.69	15.62	7.524	113,187.90	650	77.91
150,000.00 to 199,999.99	307	49,529,325.61	11.01	7.264	161,333.31	653	78.64
200,000.00 to 249,999.99	188	37,652,717.19	8.37	7.059	200,280.41	671	75.79
250,000.00 to 299,999.99	94	23,231,187.83	5.16	6.820	247,140.30	669	73.73
300,000.00 to 349,999.99	77	23,310,486.20	5.18	7.147	302,733.59	691	74.59
350,000.00 to 399,999.99	57	20,453,993.67	4.55	6.873	358,841.99	689	70.01
400,000.00 to 449,999.99	27	10,903,884.69	2.42	6.472	403,847.58	695	69.50
450,000.00 to 499,999.99	19	8,240,203.59	1.83	6.051	433,694.93	682	68.96
500,000.00 to 549,999.99	14	6,944,085.36	1.54	6.529	496,006.10	670	67.42
550,000.00 to 599,999.99	9	4,929,363.55	1.10	6.876	547,707.06	689	70.46
600,000.00 to 649,999.99	11	6,130,975.74	1.36	6.772	557,361.43	703	68.69
650,000.00 to 699,999.99	5	3,286,535.60	0.73	5.810	657,307.12	675	67.89
700,000.00 to 749,999.99	8	5,670,480.98	1.26	6.036	708,810.12	700	68.84
750,000.00 to 799,999.99	2	1,565,401.86	0.35	9.396	782,700.93	652	54.56
800,000.00 to 849,999.99	5	4,079,529.59	0.91	4.840	815,905.92	705	73.42
850,000.00 to 899,999.99	3	2,586,219.38	0.57	5.648	862,073.13	744	71.35
950,000.00 to 999,999.99	3	2,774,587.72	0.62	6.008	924,862.57	718	67.86
1,000,000.00 to 1,049,999.99	3	2,747,388.49	0.61	7.523	915,796.16	735	55.53
1,050,000.00 to 1,099,999.99	1	1,064,531.35	0.24	3.375	1,064,531.35	674	59.97
1,100,000.00 to 1,149,999.99	1	1,042,927.93	0.23	9.000	1,042,927.93	813	94.81
1,200,000.00 to 1,249,999.99	1	1,187,056.89	0.26	6.375	1,187,056.89	695	69.19
1,250,000.00 to 1,299,999.99	1	1,248,202.81	0.28	7.250	1,248,202.81	651	79.76
1,500,000.00 to 1,549,999.99	1	1,517,202.01	0.34	6.800	1,517,202.01	739	79.85
1,550,000.00 to 1,599,999.99	2	3,072,807.51	0.68	8.307	1,536,403.76	662	57.41
2,000,000.00	3	5,451,315.77	1.21	4.266	1,817,105.26	738	44.83
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the average Original Principal Balance of the Mortgage Loans is approximately $99,239.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2,540.33 to 49,999.99	2,213	$60,954,937.25	13.55%	9.245%	$27,544.03	628	66.64%
50,000.00 to 99,999.99	1,449	101,807,003.70	22.62	8.513	70,260.18	628	76.44
100,000.00 to 149,999.99	560	68,692,894.14	15.27	7.563	122,665.88	648	78.28
150,000.00 to 199,999.99	292	50,355,935.60	11.19	7.200	172,451.83	656	78.72
200,000.00 to 249,999.99	153	34,138,262.45	7.59	6.974	223,125.90	672	76.97
250,000.00 to 299,999.99	90	24,769,950.46	5.50	7.024	275,221.67	670	75.80
300,000.00 to 349,999.99	63	20,419,192.25	4.54	7.170	324,114.16	689	74.94
350,000.00 to 399,999.99	55	20,546,324.46	4.57	6.494	373,569.54	682	69.72
400,000.00 to 449,999.99	24	10,314,672.29	2.29	6.533	429,778.01	699	71.34
450,000.00 to 499,999.99	16	7,598,444.97	1.69	6.299	474,902.81	664	70.90
500,000.00 to 549,999.99	8	4,239,773.07	0.94	6.985	529,971.63	696	67.96
550,000.00 to 599,999.99	11	6,371,356.27	1.42	6.528	579,214.21	685	69.53
600,000.00 to 649,999.99	8	5,040,021.91	1.12	6.204	630,002.74	703	68.49
650,000.00 to 699,999.99	3	2,050,359.29	0.46	6.259	683,453.10	708	66.66
700,000.00 to 749,999.99	6	4,328,395.61	0.96	6.367	721,399.27	687	67.10
750,000.00 to 799,999.99	2	1,580,277.78	0.35	5.137	790,138.89	652	83.73
800,000.00 to 849,999.99	6	4,943,938.76	1.10	5.928	823,989.79	716	67.56
850,000.00 to 899,999.99	4	3,523,063.29	0.78	6.469	880,765.82	732	71.67
900,000.00 to 949,999.99	4	3,742,912.92	0.83	6.861	935,728.23	729	55.83
1,000,000.00 to 1,049,999.99	1	1,042,927.93	0.23	9.000	1,042,927.93	813	94.81
1,050,000.00 to 1,099,999.99	1	1,064,531.35	0.24	3.375	1,064,531.35	674	59.97
1,150,000.00 to 1,199,999.99	1	1,187,056.89	0.26	6.375	1,187,056.89	695	69.19
1,200,000.00 to 1,249,999.99	1	1,248,202.81	0.28	7.250	1,248,202.81	651	79.76
1,500,000.00 to 1,549,999.99	3	4,538,709.46	1.01	6.361	1,512,903.15	736	62.61
1,550,000.00 to 1,599,999.99	1	1,555,663.21	0.35	7.875	1,555,663.21	650	60.56
1,950,000.00 to 1,987,554.20	2	3,946,952.62	0.88	4.554	1,973,476.31	694	41.44
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the average Principal Balance of the Mortgage Loans is approximately $90,416.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rates(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.00 to 1.99	4	$167,415.56	0.04%	1.156%	$41,853.89	781	74.87%
2.00 to 2.99	10	301,052.84	0.07	2.689	30,105.28	726	65.17
3.00 to 3.99	74	12,361,858.87	2.75	3.490	167,052.15	691	62.95
4.00 to 4.99	295	40,932,317.41	9.10	4.337	138,753.62	693	73.04
5.00 to 5.99	333	55,125,195.87	12.25	5.533	165,541.13	694	74.70
6.00 to 6.99	499	76,611,970.30	17.02	6.420	153,531.00	685	77.46
7.00 to 7.99	778	83,011,450.87	18.45	7.501	106,698.52	654	73.90
8.00 to 8.99	748	58,707,175.90	13.05	8.410	78,485.53	641	72.40
9.00 to 9.99	799	48,446,742.85	10.77	9.453	60,634.22	634	74.37
10.00 to 10.99	642	34,941,050.25	7.76	10.538	54,425.31	606	74.53
11.00 to 11.99	487	24,723,584.70	5.49	11.571	50,767.11	582	72.96
12.00 to 12.99	207	9,267,067.86	2.06	12.376	44,768.44	611	73.33
13.00 to 13.99	58	3,423,816.22	0.76	13.451	59,031.31	623	54.77
14.00 to 14.99	29	1,564,330.16	0.35	14.378	53,942.42	614	64.93
15.00 to 15.99	6	207,690.71	0.05	15.671	34,615.12	540	68.82
16.00 to 16.99	7	150,430.07	0.03	16.057	21,490.01	620	66.01
17.00 to 17.70	1	58,610.30	0.01	17.700	58,610.30	520	94.53
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans is approximately 7.64% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.01 to 10.00	6	$166,333.74	0.04%	5.502%	$27,722.29	756	11.89%
10.01 to 20.00	23	887,033.72	0.20	7.412	38,566.68	656	12.94
20.01 to 30.00	57	2,229,472.87	0.50	8.446	39,113.56	627	29.35
30.01 to 40.00	80	7,801,012.24	1.73	7.073	97,512.65	697	36.07
40.01 to 50.00	152	13,855,611.32	3.08	7.869	91,155.34	680	42.43
50.01 to 60.00	322	37,608,668.48	8.36	8.414	116,797.11	648	54.58
60.01 to 70.00	540	64,477,977.16	14.33	8.214	119,403.66	652	63.02
70.01 to 80.00	1,173	134,440,582.64	29.88	7.065	114,612.60	676	73.53
80.01 to 90.00	1,132	81,519,302.53	18.12	8.043	72,013.52	640	81.63
90.01 to 95.00	570	38,442,746.70	8.54	8.075	67,443.42	635	87.91
95.01 to 100.00	794	57,277,277.29	12.73	7.097	72,137.63	648	91.33
100.01 to 105.00	96	7,777,563.80	1.73	7.071	81,016.29	646	92.33
105.01 to 110.00	14	1,750,740.77	0.39	5.702	125,052.91	670	86.17
110.01 to 115.00	8	1,104,900.14	0.25	7.173	138,112.52	688	91.80
115.01 to 120.00	3	84,591.05	0.02	8.504	28,197.02	759	78.67
120.01 to 125.00	5	429,012.48	0.10	8.387	85,802.50	626	96.97
130.01 to 137.34	2	148,933.81	0.03	6.133	74,466.91	642	90.13
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

The minimum and maximum Original Loan-to-Value Ratios of the Mortgage Loans are approximately 6.01% and 137.34%, respectively, and the weighted average Original Loan-to-Value Ratio of the Mortgage Loans is approximately 78.62%.

Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.70 to 10.00	55	$638,134.54	0.14%	7.954%	$11,602.45	726	6.67%
10.01 to 20.00	124	2,616,356.46	0.58	7.420	21,099.65	682	15.44
20.01 to 30.00	176	5,612,086.99	1.25	7.757	31,886.86	665	25.68
30.01 to 40.00	240	14,696,476.39	3.27	7.329	61,235.32	676	36.18
40.01 to 50.00	343	23,216,282.64	5.16	7.949	67,685.96	661	45.52
50.01 to 60.00	558	52,945,368.80	11.77	7.893	94,884.17	666	55.92
60.01 to 70.00	737	72,239,135.36	16.05	8.033	98,017.82	650	65.43
70.01 to 80.00	983	117,548,233.08	26.12	7.162	119,581.11	678	76.42
80.01 to 90.00	824	72,039,622.62	16.01	7.948	87,426.73	638	85.68
90.01 to 95.00	394	33,907,995.19	7.54	7.861	86,060.90	645	93.21
95.01 to 100.00	380	41,939,007.36	9.32	6.865	110,365.81	642	97.78
100.01 to 105.00	61	5,272,004.66	1.17	7.786	86,426.31	625	102.37
105.01 to 110.00	38	2,706,522.67	0.60	9.172	71,224.28	576	107.40
110.01 to 115.00	33	2,763,255.03	0.61	8.845	83,735.00	575	112.61
115.01 to 120.00	16	986,466.96	0.22	9.952	61,654.19	547	117.17
120.01 to 124.98	15	874,811.99	0.19	10.894	58,320.80	556	122.36
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average Current Loan-to-Value Ratio of the Mortgage Loans is approximately 73.88%.

Delinquency Status of the Mortgage Loans

Delinquency Status (days)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 29	4,569	$421,451,833.90	93.66%	7.578%	$92,241.59	661	73.80%
30 to 59	408	28,549,926.84	6.34	8.514	69,975.31	590	75.00
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Number of 30-Day Delinquencies of the Mortgage Loans in the Past 12 Months

30-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	2,995	$292,894,616.04	65.09%	7.414%	$97,794.53	675	74.05%
1	631	58,727,122.67	13.05	7.325	93,069.92	651	73.97
2	252	20,850,267.27	4.63	8.243	82,739.16	635	71.28
3	193	15,500,525.86	3.44	8.061	80,313.61	626	74.86
4	137	9,869,242.41	2.19	7.670	72,038.27	614	73.35
5	142	9,757,941.54	2.17	8.710	68,717.90	594	70.02
6	106	7,095,043.09	1.58	8.438	66,934.37	591	72.90
7	115	6,792,084.72	1.51	8.889	59,061.61	575	76.55
8	101	7,154,516.94	1.59	8.455	70,836.80	561	76.81
9	83	6,159,282.17	1.37	9.730	74,208.22	604	71.47
10	89	6,180,753.14	1.37	8.606	69,446.66	570	67.59
11	76	4,735,707.17	1.05	9.489	62,311.94	568	78.76
12	57	4,284,657.72	0.95	9.087	75,169.43	553	80.08
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Number of 60-Day Delinquencies of the Mortgage Loans in the Past 12 Months

60-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	4,223	$394,138,922.38	87.59%	7.507%	$93,331.50	666	73.86%
1	254	20,772,350.04	4.62	8.201	81,780.91	610	72.60
2	151	10,813,353.61	2.40	8.533	71,611.61	593	76.17
3	81	4,469,113.46	0.99	8.699	55,174.24	564	75.22
4	73	5,476,427.33	1.22	8.328	75,019.55	557	74.74
5	48	3,533,949.95	0.79	8.981	73,623.96	588	74.60
6	47	3,033,876.59	0.67	8.637	64,550.57	555	77.49
7	26	2,200,170.66	0.49	10.381	84,621.95	608	65.11
8	22	2,101,249.69	0.47	8.747	95,511.35	568	73.71
9	24	1,730,305.46	0.38	9.581	72,096.06	550	65.72
10	18	1,145,024.08	0.25	8.865	63,612.45	571	86.40
11	9	519,811.61	0.12	8.974	57,756.85	545	80.59
12	1	67,205.88	0.01	7.875	67,205.88	605	81.46
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Number of 90-Day Delinquencies of the Mortgage Loans in the Past 12 Months

90-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	4,663	$427,009,998.82	94.89%	7.574%	$91,574.09	661	73.89%
1	137	9,293,510.08	2.07	8.259	67,835.84	578	75.15
2	48	3,249,815.33	0.72	9.149	67,704.49	582	69.20
3	41	3,059,684.52	0.68	8.606	74,626.45	567	80.63
4	22	1,490,054.11	0.33	8.584	67,729.73	546	81.38
5	13	1,243,110.93	0.28	9.203	95,623.92	566	77.08
6	10	1,366,983.62	0.30	11.001	136,698.36	620	49.30
7	11	997,205.76	0.22	9.071	90,655.07	578	68.60
8	16	1,393,811.18	0.31	9.878	87,113.20	563	65.71
9	12	583,786.80	0.13	8.739	48,648.90	568	91.08
10	4	313,799.59	0.07	8.748	78,449.90	550	88.44
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Original Terms to Maturity of the Mortgage Loans

Original Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
12 to 59	12	$1,557,193.27	0.35%	8.857%	$129,766.11	658	77.61%
60 to 119	141	7,185,609.03	1.60	8.875	50,961.77	644	75.31
120 to 179	309	17,043,754.34	3.79	8.362	55,157.78	664	68.47
180 to 239	882	48,593,663.17	10.80	8.760	55,094.86	667	62.57
240 to 299	299	24,047,493.73	5.34	7.988	80,426.40	665	69.99
300 to 359	230	19,157,600.39	4.26	7.468	83,293.91	646	72.65
360 to 419	3,070	326,517,681.76	72.56	7.426	106,357.55	654	76.11
420 to 479	4	338,537.95	0.08	7.920	84,634.49	538	90.62
480 to 505	30	5,560,227.10	1.24	5.155	185,340.90	706	75.73
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average original term to maturity of the Mortgage Loans is approximately 320 months.

Remaining Terms to Maturity of the Mortgage Loans as of the Cut-off Date

Remaining Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 59	378	$14,049,462.20	3.12%	8.156%	$37,167.89	681	58.46%
60 to 119	770	29,519,088.94	6.56	8.621	38,336.48	661	61.00
120 to 179	756	46,572,426.73	10.35	8.368	61,603.74	658	64.03
180 to 239	400	36,116,523.03	8.03	7.860	90,291.31	662	69.16
240 to 299	538	52,236,001.21	11.61	7.467	97,092.94	647	73.87
300 to 359	2,050	258,294,736.20	57.40	7.398	125,997.43	653	78.41
360 to 419	61	7,900,788.43	1.76	8.395	129,521.12	684	78.49
420 to 478	24	5,312,734.00	1.18	5.095	221,363.92	695	77.70
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans is approximately 281 months.

Seasoning of the Mortgage Loans as of the Cut-off Date

Seasoning (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 59	3,151	$351,689,763.52	78.15%	7.646%	$111,612.11	656	76.54%
60 to 119	1,005	61,138,019.18	13.59	7.769	60,833.85	647	69.45
120 to 179	310	20,872,327.13	4.64	7.251	67,330.09	676	60.87
180 to 239	260	12,046,705.90	2.68	6.820	46,333.48	664	54.20
240 to 299	150	3,339,911.25	0.74	9.418	22,266.08	647	42.39
300 to 359	98	894,434.61	0.20	8.631	9,126.88	681	19.13
360 to 402	3	20,599.15	-	9.115	6,866.38	723	8.59
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans is approximately 40 months.

Geographic Distribution of the Mortgaged Properties

Geographic Location	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Texas	929	$53,306,370.04	11.85%	8.854%	$57,380.38	639	80.27%
Florida	518	50,531,924.12	11.23	8.605	97,551.98	631	72.20
California	259	49,594,965.09	11.02	6.497	191,486.35	689	69.91
Puerto Rico	368	26,004,950.51	5.78	7.843	70,665.63	630	70.35
New York	216	25,304,747.31	5.62	7.428	117,151.61	670	70.92
Georgia	281	20,118,674.15	4.47	7.784	71,596.71	635	68.54
Massachusetts	99	18,848,852.17	4.19	7.341	190,392.45	646	66.10
New Jersey	125	17,871,022.43	3.97	7.078	142,968:18	680	67.50
Illinois	134	15,649,592.29	3.48	7.057	116,788.00	636	83.47
Arizona	312	13,034,135.23	2.90	7.525	41,776.07	676	68.54
Pennsylvania	122	12,327,457.71	2.74	7.219	101,044.74	671	80.98
Michigan	115	10,499,116.13	2.33	7.049	91,296.66	647	71.19
Colorado	56	9,718,275.99	2.16	6.145	173,540.64	684	74.73
Virginia	63	9,475,216.89	2.11	7.182	150,400.27	671	72.29
Ohio	117	9,120,964.77	2.03	7.862	77,956.96	670	70.62
Maryland	90	9,031,451.30	2.01	7.463	100,349.46	659	74.89
Oregon	60	8,100,098.34	1.80	6.291	135,001.64	671	88.05
North Carolina	74	7,246,313.91	1.61	7.695	97,923.16	660	79.99
Nevada	48	6,735,168.02	1.50	6.767	140,316.00	699	82.12
Connecticut	44	6,615,965.29	1.47	8.329	150,362.85	668	66.57
Washington	43	5,638,686.62	1.25	7.073	131,132.25	685	76.77
Minnesota	26	4,447,521.54	0.99	6.019	171,058.52	675	78.31
Indiana	51	4,431,261.30	0.98	7.701	86,887.48	626	82.35
Rhode Island	17	4,393,531.78	0.98	7.734	258,443.05	681	72.40
Utah	35	4,310,932.82	0.96	7.073	123,169.51	699	78.38
South Carolina	70	4,239,952.89	0.94	9.260	60,570.76	600	80.75
Tennessee	73	3,881,321.68	0.86	8.457	53,168.79	621	81.54
Alabama	80	3,723,029.65	0.83	8.846	46,537.87	652	79.61
Missouri	55	3,674,926.69	0.82	7.107	66,816.85	637	83.20
Oklahoma	64	3,342,939.08	0.74	7.732	52,233.42	648	81.34
New Mexico	42	2,120,374.07	0.47	8.343	50,485.10	654	75.49
Louisiana	62	2,117,767.67	0.47	9.001	34,157.54	639	68.07
New Hampshire	25	2,109,652.47	0.47	8.054	84,386.10	650	65.19
West Virginia	29	2,012,419.99	0.45	7.800	69,393.79	680	70.81
Idaho	17	1,981,128.73	0.44	8.088	116,536.98	647	85.80
Arkansas	33	1,909,031.85	0.42	8.210	57,849.45	647	87.79
Kentucky	24	1,851,354.57	0.41	7.236	77,139.77	640	82.22
Iowa	25	1,662,787.86	0.37	8.492	66,511.51	610	78.69
Wisconsin	16	1,654,151.14	0.37	7.787	103,384.45	666	75.23
Maine	16	1,504,710.21	0.33	7.710	94,044.39	664	67.32
Hawaii	6	1,437,215.81	0.32	7.741	239,535.97	654	72.34
District of Columbia	12	1,389,807.83	0.31	8.216	115,817.32	658	63.21
Mississippi	53	1,346,067.63	0.30	9.817	25,397.50	587	61.21
Montana	11	1,195,460.27	0.27	5.484	108,678.21	694	64.53
Delaware	12	880,170.34	0.20	8.327	73,347.53	613	72.55
Kansas	14	879,882.96	0.20	6.588	62,848.78	675	72.90
Wyoming	5	532,707.77	0.12	6.880	106,541.55	629	87.27
Nebraska	8	500,386.65	0.11	7.262	62,548.33	692	88.68
South Dakota	10	491,860.72	0.11	7.376	49,186.07	667	69.24
Alaska	5	465,791.81	0.10	6.122	93,158.36	676	64.03
Guam	1	261,230.04	0.06	4.000	261,230.04	NA	58.05
Vermont	4	188,261.43	0.04	10.629	47,065.36	627	57.84
North Dakota	2	154,304.99	0.03	4.000	77,152.50	744	23.39
Virgin Islands	1	135,868.19	0.03	4.000	135,868.19	725	28.31
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

No more than approximately 0.50% of the Mortgage Loans are secured by Mortgaged Properties location in any one zip code area.

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	3,186	$247,764,785.33	55.06%	7.632%	$77,766.72	656	78.66%
Cashout Refinance	1,137	122,739,201.45	27.28	7.968	107,950.05	647	66.80
Rate/Term Refinance	654	79,497,773.96	17.67	7.146	121,556.23	670	69.91
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Amortization Types of the Mortgage Loans

Amortization Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Fully Amortizing	4,779	$430,735,481.05	95.72%	7.569%	$90,130.88	656	73.90%
Balloon	198	19,266,279.69	4.28	9.180	97,304.44	652	73.49
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Adjustment Type of the Mortgage Loans

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Adjustable Rate Mortgage	1,198	$170,450,392.94	37.88%	6.837%	$142,279.13	662	70.06%
Fixed Rate Mortgage	3,779	279,551,367.80	62.12	8.126	73,974.96	653	76.21
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Loan Type of the Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Conventional w/o PMI	3,760	$359,344,220.35	79.85%	7.818%	$95,570.27	658	70.76%
Conventional w/ PMI	305	35,988,750.53	8.00	6.754	117,995.90	656	87.94
FHA	376	33,579,935.51	7.46	6.249	89,308.34	643	90.14
Contract for Deed	404	11,313,806.78	2.51	9.491	28,004.47	654	69.78
FHA Uninsured	58	5,882,076.59	1.31	6.669	101,415.11	615	87.28
VA	59	2,578,723.90	0.57	7.531	43,707.18	617	78.16
VA Uninsured	13	1,191,411.49	0.26	6.271	91,647.04	690	93.51
Other	2	122,835.59	0.03	9.633	61,417.80	575	80.21
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Score	226	$17,007,017.01	3.78%	7.777%	$75,252.29	NA	67.87%
468 to 479	5	471,866.37	0.10	9.121	94,373.27	472	76.27
480 to 519	280	18,642,372.88	4.14	9.670	66,579.90	509	76.43
520 to 539	359	23,340,526.06	5.19	9.078	65,015.39	529	76.52
540 to 559	364	22,722,811.39	5.05	8.725	62,425.31	549	75.31
560 to 579	348	24,826,257.34	5.52	8.795	71,339.82	570	75.16
580 to 599	340	21,672,359.14	4.82	8.655	63,742.23	589	76.04
600 to 619	313	22,897,519.34	5.09	8.326	73,155.01	610	75.45
620 to 639	396	35,196,487.21	7.82	7.750	88,880.02	630	74.87
640 to 659	417	46,135,846.30	10.25	7.454	110,637.52	649	76.48
660 to 679	368	42,046,934.41	9.34	7.583	114,257.97	669	75.14
680 to 699	354	41,215,924.11	9.16	7.186	116,429.16	690	75.22
700 to 719	296	31,711,489.18	7.05	6.899	107,133.41	711	74.96
720 to 739	270	32,833,633.99	7.30	6.488	121,606.05	731	73.88
740 to 759	212	23,545,328.25	5.23	6.453	111,062.87	749	71.76
760 to 779	169	23,209,618.10	5.16	6.581	137,335.02	769	65.32
780 to 799	138	14,328,471.65	3.18	6.411	103,829.50	790	66.10
800 to 819	84	6,664,400.46	1.48	6.620	79,338.10	809	65.47
820 to 839	37	1,524,931.20	0.34	6.053	41,214.36	824	50.02
840 to 842	1	7,966.35	0.00	12.000	7,966.35	842	31.87
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

As of the Cut-off Date, the weighted average credit score of the Mortgage Loans with credit scores is approximately 656.

Mortgaged Property Type of the Mortgage Loans

Mortgaged Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single Family	3,353	$282,860,148.92	62.86%	7.649%	$84,360.32	645	74.19%
Planned Unit Development	203	35,772,710.60	7.95	6.217	176,220.25	666	78.31
Condominium	355	27,536,685.03	6.12	7.338	77,568.13	667	72.09
2-4 Family	216	25,157,727.02	5.59	7.739	116,470.96	659	75.80
Multi-Family	67	19,976,016.62	4.44	7.880	298,149.50	713	78.42
Single Family (other)(1)	477	19,016,346.32	4.23	9.126	39,866.55	667	69.09
Commercial (other)(2)	66	13,720,151.99	3.05	7.572	207,881.09	699	59.68
Manu Housing or Mobile Home	143	9,607,090.73	2.13	9.060	67,182.45	643	77.83
Mixed-Use	30	5,175,230.48	1.15	8.948	172,507.68	699	70.91
Restaurant	11	3,622,292.17	0.80	8.680	329,299.29	656	62.59
Office	18	3,404,112.66	0.76	7.806	189,117.37	672	62.41
Retail	20	3,134,425.62	0.70	6.828	156,721.28	710	77.14
Cooperative	18	1,018,822.58	0.23	6.497	56,601.25	678	71.38
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

(1) Includes undeveloped residential land, duplexes and townhouses.
(2) Includes day care centers, funeral homes, hotels, motels, warehouses, marinas, self-storage facilities, auto repair centers, auto sales centers, gas stations, churches, car washes, mobile home parks, industrial properties, agricultural properties and special purpose properties.

Occupancy Types of the Mortgage Loans

Occupancy Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary	3,666	$349,615,173.43	77.69%	7.513%	$95,366.93	649	74.60%
Investment	1,215	91,222,827.52	20.27	8.171	75,080.52	678	72.21
Second Home	96	9,163,759.79	2.04	7.100	95,455.83	696	62.91
Total:	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Documentation Levels of the Mortgage Loans

Documentation Levels	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	1,787	$170,970,684.71	37.99%	7.315%	$95,674.70	662	73.54%
Limited Documentation	1,508	111,086,109.87	24.69	7.835	73,664.53	651	71.66
Stated Documentation	888	84,740,315.37	18.83	8.455	95,428.28	647	71.89
Alternative Documentation	579	66,830,765.21	14.85	7.01	115,424.46	663	80.79
No Income	84	9,510,280.80	2.11	6.761	113,217.63	670	71.58
No Income No Asset	131	6,863,604.78	1.53	9.737	52,393.93	610	78.70
Total	**4,977**	**$450,001,760.74**	**100.00%**	**7.638%**	**$90,416.27**	**656**	**73.88%**

Indices of the Adjustable Rate Mortgage Loans

Indices	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 Year CMT	462	$67,172,842.04	39.41%	5.548%	$145,395.76	671	72.58%
Prime	308	43,807,392.89	25.70	9.250	142,231.80	636	65.70
6 Month LIBOR	270	37,055,741.31	21.74	6.952	137,243.49	645	73.13
1 Year LIBOR	29	10,146,815.11	5.95	5.105	349,890.18	715	72.96
5 Year CMT	24	4,008,983.65	2.35	7.228	167,040.99	718	63.38
3 Year CMT	44	2,579,033.45	1.51	6.798	58,614.40	694	57.22
COFI	43	2,473,779.81	1.45	5.268	57,529.76	685	54.83
1 Month LIBOR	7	2,206,787.87	1.29	4.644	315,255.41	750	57.00
6 Month CMT	4	558,727.19	0.33	7.157	139,681.80	638	76.96
2 Year CMT	5	308,819.90	0.18	10.043	61,763.98	611	70.91
1 Month CD	1	69,354.58	0.04	10.750	69,354.58	576	95.01
FNMA 30 Year Fixed Rate	1	62,115.14	0.04	8.000	62,115.14	512	65.38
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

Frequency of Mortgage Rate Adjustment of the Adjustable Rate Mortgage Loans

Frequency of Mortgage Rate Adjustment (months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1	12	$3,455,092.80	2.03%	4.480%	$287,924.40	721	64.85%
3	2	216,105.33	0.13	7.896	108,052.67	555	90.72
6	326	54,968,793.14	32.25	7.232	168,615.93	661	72.32
12	771	105,249,328.35	61.75	6.699	136,510.15	658	69.58
24	7	433,907.72	0.25	9.515	61,986.82	657	60.10
36	51	2,761,203.43	1.62	6.853	54,141.24	688	56.55
48	1	22,537.35	0.01	9.000	22,537.35	569	35.77
60	28	3,343,424.82	1.96	6.673	119,408.03	704	64.86
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

Gross Margins of the Adjustable Rate Mortgage Loans

Gross Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Margin	48	$1,680,290.93	0.99%	5.764%	$35,006.06	715	45.66%
0.190 to 0.249	3	24,717.00	0.01	6.858	8,239.00	726	35.40
0.250 to 0.999	3	183,245.88	0.11	6.303	61,081.96	679	52.70
1.000 to 1.999	21	1,373,820.43	0.81	4.502	65,420.02	723	64.11
2.000 to 2.999	410	87,021,775.93	51.05	5.223	212,248.23	692	71.52
3.000 to 3.999	139	15,374,895.83	9.02	6.528	110,610.76	688	72.29
4.000 to 4.999	78	11,033,034.60	6.47	7.637	141,449.16	680	66.73
5.000 to 5.999	283	29,194,945.26	17.13	10.030	103,162.35	587	64.41
6.000 to 6.999	100	13,846,693.87	8.12	8.524	138,466.94	615	72.69
7.000 to 7.999	83	8,688,657.32	5.10	9.013	104,682.62	599	75.24
8.000 to 8.999	22	1,421,442.57	0.83	9.796	64,611.03	619	74.30
9.000 to 9.999	6	482,542.75	0.28	9.426	80,423.79	634	86.78
10.000 to 10.999	1	88,422.00	0.05	10.430	88,422.00	541	55.26
11.000 to 11.250	1	35,908.57	0.02	14.750	35,908.57	539	71.82
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 3.79% per annum.

Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Maximum Rate	214	$23,675,542.78	13.89%	9.136%	$110,633.38	621	62.66%
6.00 to 6.99	1	225,677.30	0.13	4.000	225,677.30	718	94.03
7.00 to 7.99	2	371,288.41	0.22	3.540	185,644.21	713	83.59
8.00 to 8.99	15	2,284,329.48	1.34	3.829	152,288.63	680	89.26
9.00 to 9.99	43	8,924,739.19	5.24	4.387	207,552.07	686	79.51
10.00 to 10.99	70	17,582,735.44	10.32	4.929	251,181.93	709	76.82
11.00 to 11.99	76	18,072,140.11	10.60	5.549	237,791.32	692	69.08
12.00 to 12.99	111	28,654,004.38	16.81	5.805	258,144.18	687	70.78
13.00 to 13.99	139	21,796,671.62	12.79	6.670	156,810.59	663	72.62
14.00 to 14.99	178	23,703,921.10	13.91	7.072	133,168.10	649	66.73
15.00 to 15.99	105	10,086,738.78	5.92	8.169	96,064.18	636	68.74
16.00 to 16.99	65	4,256,235.48	2.50	8.461	65,480.55	634	68.39
17.00 to 17.99	58	3,139,817.17	1.84	9.723	54,134.78	595	73.44
18.00 to 18.99	87	6,062,041.02	3.56	10.900	69,678.63	575	61.72
19.00 to 19.99	13	476,144.40	0.28	11.869	36,626.49	546	69.68
20.00 to 20.99	8	343,267.09	0.20	11.073	42,908.39	645	66.87
21.00 to 21.99	11	715,081.76	0.42	10.336	65,007.43	656	69.99
23.00 to 23.99	1	58,803.90	0.03	10.875	58,803.90	653	78.51
25.00	1	21,213.53	0.01	7.740	21,213.53	644	63.70
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans with Maximum Mortgage Rates is approximately 13.08% per annum.

Minimum Mortgage Rates of the Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Minimum Rate	54	$5,363,776.21	3.15%	5.539%	$99,329.19	697	70.52%
0.25 to 0.99	7	1,301,243.90	0.76	5.274	185,891.99	688	85.18
1.00 to 1.99	19	1,228,019.49	0.72	3.852	64,632.60	687	63.55
2.00 to 2.99	340	73,869,717.20	43.34	5.056	217,263.87	690	70.64
3.00 to 3.99	102	5,895,683.93	3.46	5.287	57,800.82	663	65.69
4.00 to 4.99	49	5,470,345.65	3.21	6.567	111,639.71	693	66.53
5.00 to 5.99	49	4,087,028.97	2.40	6.595	83,408.75	667	75.62
6.00 to 6.99	57	12,398,957.98	7.27	6.905	217,525.58	692	75.61
7.00 to 7.99	105	18,463,665.07	10.83	7.658	175,844.43	645	77.88
8.00 to 8.99	80	12,826,857.47	7.53	8.605	160,335.72	649	64.88
9.00 to 9.99	43	5,588,130.46	3.28	9.542	129,956.52	621	66.93
10.00 to 10.99	35	2,226,901.96	1.31	10.479	63,625.77	608	72.17
11.00 to 11.99	225	20,067,470.73	11.77	11.031	89,188.76	558	62.03
12.00 to 12.99	21	1,236,071.14	0.73	12.349	58,860.53	591	62.96
13.00 to 13.99	8	300,780.37	0.18	13.430	37,597.55	568	72.53
14.00 to 14.75	4	125,742.41	0.07	14.461	31,435.60	573	80.05
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Minimum Mortgage Rate of the Adjustable Rate Mortgage Loans with Minimum Mortgage Rates is approximately 5.50% per annum.

Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans

Months to Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 6	423	$51,076,673.90	29.97%	6.845%	$120,748.64	659	65.50%
7 to 12	420	43,394,270.05	25.46	7.585	103,319.69	616	67.68
13 to 18	52	6,451,928.16	3.79	7.451	124,075.54	637	77.57
19 to 24	113	25,787,037.23	15.13	7.514	228,203.87	679	75.58
25 to 30	32	4,903,730.31	2.88	5.240	153,241.57	716	76.03
31 to 36	39	6,279,983.69	3.68	7.216	161,025.22	686	76.78
37 to 42	7	1,086,850.19	0.64	6.721	155,264.31	712	67.73
43 to 48	20	6,230,475.59	3.66	5.673	311,523.78	681	62.74
49 to 54	42	11,627,492.08	6.82	4.771	276,845.05	708	75.42
55 to 60	31	7,669,752.67	4.50	5.477	247,411.38	702	75.22
61 to 66	1	198,522.37	0.12	6.250	198,522.37	768	77.85
67 to 72	5	2,105,298.03	1.24	5.304	421,059.61	679	78.26
73 to 78	6	1,056,556.62	0.62	5.228	176,092.77	713	74.79
79 to 84	6	2,259,122.05	1.33	6.191	376,520.34	746	67.63
109 to 114	1	322,700.00	0.19	5.375	322,700.00	748	79.09
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans is approximately 20 months.

Periodic Caps of the Adjustable Rate Mortgage Loans

Periodic Caps(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Periodic Cap	281	$29,940,432.09	17.57%	8.890%	$106,549.58	614	59.79%
1.000	343	39,419,176.82	23.13	7.226	114,924.71	643	77.43
1.001 to 1.250	2	569,992.11	0.33	4.502	284,996.06	696	73.02
1.251 to 1.500	62	11,966,084.25	7.02	7.449	193,001.36	688	79.58
1.751 to 2.000	488	85,287,533.16	50.04	5.936	174,769.54	682	69.04
2.001 to 2.250	1	649,837.46	0.38	6.000	649,837.46	690	67.52
2.251 to 2.500	5	360,568.59	0.21	6.078	72,113.72	656	50.02
2.751 to 3.000	8	224,479.30	0.13	5.560	28,059.91	644	42.29
3.751 to 4.000	1	77,036.08	0.05	10.900	77,036.08	783	37.95
4.751 to 5.000	6	1,767,312.02	1.04	4.230	294,552.00	729	75.52
7.251 to 7.500	1	187,941.06	0.11	4.250	187,941.06	666	53.70
Total:	**1,198**	**$170,450,392.94**	**100.00%**	**6.837%**	**$142,279.13**	**662**	**70.06%**

As of the Cut-off Date, the weighted average Periodic Cap of the Adjustable Rate Mortgage Loans with Periodic Caps is approximately 1.723% per annum.